MBf HOLDINGS BERHAD MBf
馬婆控股有限公司
(5223-K)

Unit 923, Level 9 Block B1
Leisure Commerce Square
Pusat Dagang Setia Jaya
No. 9, Jalan PJS 8/9
46150 Petaling Jaya
Selangor Darul Ehsan
Malaysia
Tel : 03-7861 2100
Fax: 03-7861 2200

02060944

BY COURIER

23 December 2002

Securities and Exchange Commission (SEC)
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention : International Corporate Finance

Dear Sirs

RE : MBf HOLDINGS BERHAD
RULE 12g3-2(b) EXEMPTION
FILE NO. 82-3469

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of MBf Holdings Berhad (the "Company"), enclosed with this letter are the documents described below for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on April 19, 1993 in order to establish a "Level One" Over-the-counter American Depository Receipts ("ADR") program. The ADR program of the Company became effective on 28 September 1993. Set forth below in connection with each item furnished to the SEC is the following information:

-- the title of the document and the time period to which the document relates as well as the date on which such document was actual filed;

-- the date on which the particular item was or is required to be (a) made public by filing with the ROC or with the KLSE, or (b) distributed to security holders;

-- the entity requiring that such item be made public or distributed to shareholders.

MBf in
- financial services
- property
- automobile
- manufacturing

dlw 1/9

Description of Document

1.	Title	:	Return Giving Particulars in Register of Directors, Manager and Secretaries And Change of Particulars (Form 49) dated 30 June 2002.
	Date	:	Within one month.
	Entity	:	Registrar of Companies (ROC)
2.	Title	:	Form 49 dated 26 August 2002.
	Date	:	Within one month.
	Entity	:	ROC
3.	Title	:	Form 49 dated 18 October 2002.
	Date	:	Within one month.
	Entity	:	ROC
4.	Title	:	Form of Annual Return of A Company Having A Share Capital of (Annual Return made up to 28 June 2002).
	Date	:	Within one month.
	Entity	:	ROC
5.	Title	:	Notice of Resolution (Form 11) dated 28 June 2002.
	Date	:	Within one month.
	Entity	:	ROC
6.	Title	:	Certificate For Inclusion in Public Company's Annual Return That Does Not Include list of Members (Form 56) dated 28 June 2002 and list of Top Twenty Shareholders.
	Date	:	Within one month.
	Entity	:	ROC

7. Title : Memorandum of Satisfaction of Registered Charge (Form 41) dated 16 September 2002.

Date : Within 14 days.

Entity : ROC

8. Title : Evidence of Satisfaction of Charge/Release of Property or part of Property from Charge (Form 42(B)) dated 16 September 2002.

Date : Within 14 days.

Entity : ROC

9. Title : Statutory Declaration Verifying Memorandum (Form 43) dated 16 September 2002.

Date : Within 14 days.

Entity : ROC

10. Title : Announcements on 14 June 2002 and 11 November 2002 on Recurrent Related Party Transactions.

Date : Immediately when known.

Entity : KLSE

11. Title : Announcement on 26 June 2002 on the resolutions passed at the Annual General Meeting.

Date : Immediately when known.

Entity : KLSE

12. Title : Announcements on 1 July 2002, 1 August 2002, 2 September 2002, 1 October 2002, 1 November 2002 and 2 December 2002 on the status of MBf Holdings Berhad's plan to regularise its financial condition pursuant to Practice Note No. 4/2001 issued pursuant to Paragraphs 8.14, 16.02 and 16.09 of the revamped Listing Requirements of the Kuala Lumpur Stock Exchange.

Date : On the first market day of each month.

Entity : KLSE

13.	Title	:	Announcements on 12 July 2002, 16 July 2002 and 23 July 2002 on advertisement on Winding-up Petition on MBf Property Services Sdn Bhd.
	Date	:	Immediately when known.
	Entity	:	KLSE
14.	Title	:	Announcement on 19 July 2002 on Winding-up Petition on Alamanda Development Sdn Bhd.
	Date	:	Immediately when known.
	Entity	:	KLSE
15.	Title	:	Announcement on 31 July 2002 on Redesignation of Director.
	Date	:	Immediately when known
	Entity	:	KLSE
16.	Title	:	Announcement on 26 August 2002 on quarterly report on consolidated results for the financial year ended 30 June 2002.
	Date	:	Within 2 months from each quarter.
	Entity	:	KLSE
17.	Title	:	Announcement on 30 August 2002 on Sale of Property for Settlement of Debts.
	Date	:	Immediately when known.
	Entity	:	KLSE
18.	Title	:	Announcement on 3 October 2002 on Acquisition of 50.1% Equity Interest in Carpenters Properties Limited.
	Date	:	Immediately when known.
	Entity	:	KLSE

19. Title : Announcement on 25 November 2002 on the Winding-up Order on Timeshare Resorts Sdn Bhd.

Date : Immediately when known.

Entity : KLSE

20. Title : Announcement on 26 November 2002 on quarterly report on consolidated results for the financial year ended 30 September 2002.

Date : Immediately when known.

Entity : KLSE

21. Title : Announcement on 19 December 2002 on Execution of Heads of Agreement/Share Sale Agreement and Deed of release and Waiver with Automobiles Peugeot.

Date : Immediately when Known.

Entity : KLSE

22. Title : MBf Holdings Berhad 2001 Annual Report.

Date : Immediately when Known.

Entity : KLSE

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Kindly contact the undersigned or Ms Shirley Lim in Kuala Lumpur, Malaysia if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it by air mail for our records.

Thank you for your attention.

Yours faithfully
MBf HOLDINGS BERHAD

GORDON LEW-TONG
Assistant Vice-President
Corporate Planning

cc The Bank of New York

encs.

Company No.
5223 K

FORM 49
COMPANIES ACT, 1965
RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS AND SECRETARIES AND CHANGE OF PARTICULARS
MBf HOLDINGS BERHAD
*DIRECTORS

Full Name	Nationality/ Race	Date of Birth	Residential Address	Business Occupation (If any)	Particulars of other Directorships	Nature of Appointment, Or Change and Relevant Date	I/C No./ ~~Passport No.~~
Dato' Ghazi b. Ishak	Malaysian/ Malay	28.06.43	No. 27-C Jalan Tunku Abdul Rahman 10350 Penang	Lawyer	MBf Holdings Bhd's Group	No change	No. Kad Pengenalan: Baru : 430628-01-5639 Lama : 0679503 (B)
Haji Othman b. Hitam	Malaysian/ Malay	20.07.35	2 Lorong 14/54A 46100 Petaling Jaya	Company Director	MBf Capital Bhd's Group	No change	No. Kad Pengenalan: Baru : 350720-01-5017 Lama : 3969736 (B)
Tunku Dato Seri Iskandar b. Tunku Abdullah	Malaysian/ Malay	01.01.47	18 Jalan 12, Taman TAR 68000 Ampang Jaya Selangor Darul Ehsan	Company Director	MBf Capital Bhd & Group Melewar Group Bhd & Group MAA Holdings Bhd & Group Malaysian Assurance Alliance Bhd	No change	No. Kad Pengenalan: Baru : 470101-05-5067 Lama : 1021863 (B)

Company No.
5223 K

Full Name	Nationality/ Race	Date of Birth	Residential Address	Business Occupation (If any)	Particulars of other Directorships	Nature of Appointment, Or Change and Relevant Date	I/C No./ ~~Passport No~~.
Datuk Azizan b. Abdul Rahman	Malaysian/ Malay	05.04.50	No. 30 Lorong Taman Pantai 7, Bukit Pantai 59100 Kuala Lumpur	Company Director	Apex Equity Holdings Bhd MBf Capital Bhd & Group MBf Holdings Bhd's Group TSH Resources Bhd MBf Unit Trust Management Bhd	No change	No. Kad Pengenalan: Baru : 500405-02-5435
Dato' Kalimullah b. Masheerul Hassan	Malaysian/ Malay	15.03.58	No. 1 USJ 2/7 Subang Jaya 47610 Petaling Jaya Selangor Darul Ehsan	Consultant	TA Securities Bhd TA Enterprise Bhd MBf Capital Bhd MBf Holdings Bhd's Group Taylor's Education Bhd	Change of particulars of other directorship on 30.06.2002	No. Kad Pengenalan: Baru : 580315-07-5319
Tan Sri Chong Chin Shoong	Malaysian/ Chinese	24.10.38	No. 9, Jalan Tambun 30350 Ipoh Perak	Company Director	MBf Capital Bhd's Group Leisure Management Bhd's Group	No change	No. Kad Pengenalan: Baru : 381024-08-5507

Company No.

5223 K

Full Name	Nationality/ Race	Date of Birth	Residential Address	Business Occupation (If any)	Particulars of other Directorships	Nature of Appointment, Or Change and Relevant Date	I/C No./ ~~Passport No~~.
Chief Executive Officer/ <u>Managing Director</u>							
Dato' Loy Teik Ngan	Malaysian/ Chinese	04.12.61	29 Jalan Setiamurni 4 Bukit Damansara 50490 Kuala Lumpur	Chief Executive Officer/ Managing Director	MBf Capital Bhd & Group MBf Holdings Bhd's Group Leisure Holidays Bhd & Group	No change	No. Kad Pengenalan: Baru : 611204-08-5863 Lama : 6371348 (B)

Company No.
5223 K

MANAGERS AND SECRETARIES

Office in Company	Full Name	Nationality/ Race	Residential Address	Other Occupation (If any)	Nature of Appointment, Or Change and Relevant Date	I/C No./ ~~Passport No~~.
Managers..............	-	-	-	-	-	-
Secretaries...........	Yap Boon Teck (MIA 2398)	Malaysian/ Chinese	No. 7 Jalan SS22A/6 Damansara Jaya 47400 Petaling Jaya	President - Corporate	No change	No. Kad Pengenalan: Baru : 541019-05-5477 Lama : 4668596 (B)
	Ding Lien Bing (MIA 6896)	Malaysian/ Chinese	No. 26 Jalan SS25/10 47301 Petaling Jaya	Group Financial Controller	No change	No. Kad Pengenalan: Baru : 601225-08-5863

Dated this 30th day of June 2002

Lodged in the office of The Registrar of Companies, Kuala Lumpur

LODGED BY : MR DING LIEN BING

ADDRESS : BLOCK B1, LEVEL 9, PUSAT DAGANG SETIA JAYA, (LEISURE COMMERCE SQUARE), NO. 9 JALAN PJS 8/9 46150 PETALING JAYA, SELANGOR DARUL EHSAN

TEL. NO. : 03-78612100

....
Secretary
DING LIEN BING
MIA 6896

2

Company No.
5223 K

FORM 49
COMPANIES ACT, 1965
RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS AND SECRETARIES AND
CHANGE OF PARTICULARS
MBf HOLDINGS BERHAD
*DIRECTORS

Full Name	Nationality/ Race	Date of Birth	Residential Address	Business Occupation (If any)	Particulars of other Directorships	Nature of Appointment, Or Change and Relevant Date	I/C No./ Passport No.
Dato' Ghazi b. Ishak	Malaysian/ Malay	28.06.43	No. 27-C Jalan Tunku Abdul Rahman 10350 Penang	Lawyer	MBf Holdings Bhd's Group	No change	No. Kad Pengenalan: Baru : 430628-01-5639 Lama : 0679503 (B)
Haji Othman b. Hitam	Malaysian/ Malay	20.07.35	2 Lorong 14/54A 46100 Petaling Jaya	Company Director	MBf Capital Bhd's Group	No change	No. Kad Pengenalan: Baru : 350720-01-5017 Lama : 3969736 (B)
Tunku Dato Seri Iskandar b. Tunku Abdullah	Malaysian/ Malay	01.01.47	18 Jalan 12, Taman TAR 68000 Ampang Jaya Selangor Darul Ehsan	Company Director	MBf Capital Bhd & Group Melewar Group Bhd & Group MAA Holdings Bhd & Group Malaysian Assurance Alliance Bhd	No change	No. Kad Pengenalan: Baru : 470101-05-5067 Lama : 1021863 (B)
Datuk Azizan b. Abdul Rahman	Malaysian/ Malay	05.04.50	No. 30 Lorong Taman Pantai 7, Bukit Pantai 59100 Kuala Lumpur	Company Director	Apex Equity Holdings Bhd MBf Capital Bhd & Group MBf Holdings Bhd's Group TSH Resources Bhd MBf Unit Trust Management Bhd	No change	No. Kad Pengenalan: Baru : 500405-02-5435

Company No.
5223 K

Full Name	Nationality/ Race	Date of Birth	Residential Address	Business Occupation (If any)	Particulars of other Directorships	Nature of Appointment, Or Change and Relevant Date	I/C No./ Passport No.
Dato' Kalimullah b. Masheerul Hassan	Malaysian/ Malay	15.03.58	No. 1 USJ 2/7 Subang Jaya 47610 Petaling Jaya Selangor Darul Ehsan	Consultant	TA Securities Bhd TA Enterprise Bhd MBf Capital Bhd MBf Holdings Bhd's Group Taylor's Education Bhd	No change	No. Kad Pengenalan: Baru : 580315-07-5319
Tan Sri Chong Chin Shoong	Malaysian/ Chinese	24.10.38	No. 9, Jalan Tambun 30350 Ipoh Perak	Company Director	MBf Capital Bhd's Group Leisure Management Bhd's Group	No change	No. Kad Pengenalan: Baru : 381024-08-5507
Chief Executive Officer/ <u>Managing Director</u>							
Dato' Loy Teik Ngan	Malaysian/ Chinese	04.12.61	29 Jalan Setiamurni 4 Bukit Damansara 50490 Kuala Lumpur	Chief Executive Officer/ Managing Director	MBf Capital Bhd & Group MBf Holdings Bhd's Group Leisure Holidays Bhd & Group	No change	No. Kad Pengenalan: Baru : 611204-08-5863 Lama : 6371348 (B)

Company No.
5223 K

MANAGERS AND SECRETARIES

Office in Company	Full Name	Nationality/ Race	Residential Address	Other Occupation (If any)	Nature of Appointment, Or Change and Relevant Date	I/C No./ Passport No.
Managers..............	-	-	-	-	-	-
Secretaries............	Yap Boon Teck (MIA 2398)	Malaysian/ Chinese	No. 7 Jalan SS22A/6 Damansara Jaya 47400 Petaling Jaya	President - Corporate	No change	No. Kad Pengenalan: Baru : 541019-05-5477 Lama : 4668596 (B)
	Ding Lien Bing (MIA 6896)	Malaysian/ Chinese	No. 89 Jalan SS1/23 Kg Tunku 47300 Petaling Jaya	Group Financial Controller	Change of address w.e.f. 26.8.2002	No. Kad Pengenalan: Baru : 601225-08-5863

Dated this 26th day of August 2002

Lodged in the office of The Registrar of Companies, Kuala Lumpur

LODGED BY : MR DING LIEN BING

ADDRESS : BLOCK B1, LEVEL 9, PUSAT DAGANG SETIA JAYA, (LEISURE COMMERCE SQUARE), NO. 9 JALAN PJS 8/9 46150 PETALING JAYA, SELANGOR DARUL EHSAN

TEL. NO. : 03-78612100

....
Secretary
DING LIEN BING
MIA 6896

Company No.
5223 K

FORM 49
COMPANIES ACT, 1965
RETURN GIVING PARTICULARS IN REGISTER OF DIRECTORS, MANAGERS AND SECRETARIES AND CHANGE OF PARTICULARS
MBf HOLDINGS BERHAD
*DIRECTORS

Full Name	Nationality/ Race	Date of Birth	Residential Address	Business Occupation (If any)	Particulars of other Directorships	Nature of Appointment, Or Change and Relevant Date	I/C No./ Passport No.
Dato' Ghazi b. Ishak	Malaysian/ Malay	28.06.43	No. 27-C Jalan Tunku Abdul Rahman 10350 Penang	Lawyer	MBf Holdings Bhd's Group	No change	No. Kad Pengenalan: Baru : 430628-01-5639 Lama : 0679503 (B)
Haji Othman b. Hitam	Malaysian/ Malay	20.07.35	2 Lorong 14/54A 46100 Petaling Jaya	Company Director	MBf Capital Bhd's Group	No change	No. Kad Pengenalan: Baru : 350720-01-5017 Lama : 3969736 (B)
Tunku Dato Seri Iskandar b. Tunku Abdullah	Malaysian/ Malay	01.01.47	18 Jalan 12, Taman TAR 68000 Ampang Jaya Selangor Darul Ehsan	Company Director	MBf Capital Bhd & Group Melewar Group Bhd & Group MAA Holdings Bhd & Group Malaysian Assurance Alliance Bhd	No change	No. Kad Pengenalan: Baru : 470101-05-5067 Lama : 1021863 (B)
Datuk Azizan b. Abdul Rahman	Malaysian/ Malay	05.04.50	No. 30 Lorong Taman Pantai 7, Bukit Pantai 59100 Kuala Lumpur	Company Director	Apex Equity Holdings Bhd MBf Capital Bhd & Group MBf Holdings Bhd's Group TSH Resources Bhd MBf Unit Trust Management Bhd	No change	No. Kad Pengenalan: Baru : 500405-02-5435

Company No.
5223 K

Full Name	Nationality/ Race	Date of Birth	Residential Address	Business Occupation (If any)	Particulars of other Directorships	Nature of Appointment, Or Change and Relevant Date	I/C No./ Passport No.
Dato' Kalimullah b. Masheerul Hassan	Malaysian/ Malay	15.03.58	No. 1 USJ 2/7 Subang Jaya 47610 Petaling Jaya Selangor Darul Ehsan	Consultant	TA Securities Bhd TA Enterprise Bhd MBf Capital Bhd MBf Holdings Bhd's Group Taylor's Education Bhd	No change	No. Kad Pengenalan: Baru : 580315-07-5319
Tan Sri Chong Chin Shoong	Malaysian/ Chinese	24.10.38	No. 9, Jalan Tambun 30350 Ipoh Perak	Company Director	MBf Capital Bhd's Group Leisure Management Bhd's Group	No change	No. Kad Pengenalan: Baru : 381024-08-5507
Susan A/P Rajanayagam (F)	Malaysian/ Indian	03.01.60	2A, USJ 5/4 47610 Subang Jaya	Executive Director	-	Appointed w.e.f. 18.10.2002	No. Kad Pengenalan: Baru : 600103-10-6748
Martin Richard Haeger	British	28.05.64	64 Jalan Wangsa 11 Bukit Antarabangsa 68000 Ampang Selangor Darul Ehsan	Director	-	Appointed w.e.f. 18.10.2002	Passport No. 740132035
Gerard Thiagarajan A/L Rajaratnam	Malaysian/ Indian	02.10.46	No. 12 Jalan SS12/3A Subang Jaya 47500 Petaling Jaya	Chartered Accountant	-	Appointed w.e.f. 18.10.2002	No. Kad Pengenalan: Baru : 461002-10-5861

Company No.
5223 K

Full Name	Nationality/ Race	Date of Birth	Residential Address	Business Occupation (If any)	Particulars of other Directorships	Nature of Appointment, Or Change and Relevant Date	I/C No./ Passport No.
Chief Executive Officer/ <u>Managing Director</u>							
Dato' Loy Teik Ngan	Malaysian/ Chinese	04.12.61	29 Jalan Setiamurni 4 Bukit Damansara 50490 Kuala Lumpur	Chief Executive Officer/ Managing Director	MBf Capital Bhd & Group MBf Holdings Bhd's Group Leisure Holidays Bhd & Group	No change	No. Kad Pengenalan: Baru : 611204-08-5863 Lama : 6371348 (B)

Company No.
5223 K

MANAGERS AND SECRETARIES

Office in Company	Full Name	Nationality/ Race	Residential Address	Other Occupation (If any)	Nature of Appointment, Or Change and Relevant Date	I/C No./ Passport No.
Managers...............	Joint Chief Executive Officer					
	Dr Ninian Mogan Lourdenadin	Malaysian/ Indian	No. 2 Persiaran Carruthers Bukit Tunku 50480 Kuala Lumpur	Chief Executive Officer	Appointed as Joint Chief Executive Officer w.e.f. 18.10.2002	No. Kad Pengenalan: Baru : 5540212-07-5387
Secretaries............	Yap Boon Teck (MIA 2398)	Malaysian/ Chinese	No. 7 Jalan SS22A/6 Damansara Jaya 47400 Petaling Jaya	President - Corporate	No change	No. Kad Pengenalan: Baru : 541019-05-5477 Lama : 4668596 (B)
	Ding Lien Bing (MIA 6896)	Malaysian/ Chinese	No. 89 Jalan SS1/23 Kg Tunku 47300 Petaling Jaya	Group Financial Controller	No change	No. Kad Pengenalan: Baru : 601225-08-5863

Dated this 18th day of October 2002

Lodged in the office of The Registrar of Companies, Kuala Lumpur

LODGED BY : MR DING LIEN BING

ADDRESS : BLOCK B1, LEVEL 9, PUSAT DAGANG SETIA JAYA, (LEISURE COMMERCE SQUARE), NO. 9 JALAN PJS 8/9 46150 PETALING JAYA, SELANGOR DARUL EHSAN

TEL. NO. : 03-78612100

....
Secretary
DING LIEN BING
MIA 6896

Companies Act, 1965

Company No.

5223 K

FORM OF ANNUAL RETURN OF A COMPANY HAVING A SHARE CAPITAL

Annual return of MBf Holdings Berhad made up to the 28th day of June, 2002 (being ~~the date of or~~ a date not later than the fourteenth day after the date of the annual general meeting in 2002).

The date of the annual general meeting of the company held in respect of the calendar year 2002 was on the 26th day of June, 2002.

* The last annual general meeting was held on the 29th day of June 2001 in respect of the calendar year 2001 and the annual return made up to the 29th day of June, 2001 has been lodged with the Registrar.

~~+ An extension of time to hold the annual general meeting for the calendar year 19__ to the ____ day of _________ , 19__ granted by the Registrar.~~

Particulars Relating To The Company

The address of the registered office of the company is: -
Block B1, Level 9, Pusat Dagang Setia Jaya (Leisure Commerce Square), No. 9 Jalan PJS 8/9, 46150 Petaling Jaya, Selangor Darul Ehsan

The address of the place at which the register of members is kept (if other than the registered office) is: -
Insurban Corporate Services Sdn Bhd, 149 Jalan Aminuddin Baki, Taman Tun Dr Ismail, 60000 Kuala Lumpur

Addresses of the places at which business is carried on (indicating the principal place) are #
Block B1, Level 9, Pusat Dagang Setia Jaya (Leisure Commerce Square), No. 9 Jalan PJS 8/9, 46150 Petaling Jaya, Selangor Darul Ehsan

++Principal nature of business carried on by the company: -

1. Investment holding
2. Property Development
3. ______

---

* Delete if annual return is lodged in respect of first annual general meeting
\+ Delete if inapplicable
++ State three main businesses actually carried on by the company in order of priority
\# Where the space provided is insufficient, a separate list may be annexed

Company No.

5223 K

Summary of Share Capital and Shares

Nominal share capital RM1,500,000,000/- divided into (1) 1,500,000,000 Ordinary	(shares of RM0.50 each) (shares of ______ each)
Total number of shares taken up(1) to the 28th day of June, 2002 (being the date of the return ~~or other authorised date~~)	(1,150,910,601 Ordinary shares of RM0.50 each)
Number of shares issued subject to payment wholly in cash	1,034,738,693
Number of shares issued as fully paid up otherwise than in cash	116,171,908
Number of shares issued as partly paid up to the extent of ___-___ per share otherwise than in cash	-
(2)Number of shares (if any) of each class issued at a discount	-
Total amount of discount on the issue of shares which has not been written off at the date of this return	-
Number of shares held by citizens who are Malays and Natives	23,198,173
Number of shares held by citizens who are non-Malays and non-Natives	318,574,945
Number of shares held by non-citizens	24,329,555
(3)Number of shares held by bodies corporate controlled by citizens who are Malays and Natives	217,221,170
(3)Number of shares held by bodies corporate controlled by citizens who are non-Malays and non-Natives	64,737,557
(3)Number of shares held by bodies corporate controlled by non-citizens	502,849,201
(4)There has been called up on each 151,100,000 of shares	RM0.50
(4)There has been called up on each of 175,812,921 shares	RM1.00
(4)There has been called up on each of 194,259,032 shares	RM0.80
(4)There has been called up on each of 40,380,169 shares	RM1.15

Company No.
5223 K

(4) There has been called up on each of 82,743,697 shares	RM0.85
(4) There has been called up on each of 390,199,874 shares	RM0.90
(4) There has been called up on each 243,000 shares	RM2.05
(5)Total amount of calls received including payments on application and allotment	RM875,217,520.00
Total amount (if any) agreed to be considered as paid on 116,171,908 shares which have been issued as fully paid up otherwise than in cash	RM148,795,343.95
Total amount (if any) agreed to be considered as paid on - shares which have been issued as partly paid up to the extent of - per share otherwise than in cash	RM -
Total amount of calls unpaid	RM -
Total amount of sums (if any) paid by way of commission in respect of any shares or debentures since the date of the last return	RM -
Total amount of sums (if any) allowed by way of discount in respect of any debentures since the date of last return	RM -
Total number of shares forfeited	RM -
Total amount paid (if any) on shares forfeited	RM -

---

(1) Where there are shares of different kinds or amounts (e.g. preference and ordinary, or RM ____ and RM ____) state the numbers and nominal values separately.

(2) If the shares are of different kinds, state them separately.

(3) "Body corporate" means "corporation" as defined in section 4 but for this purpose it also includes the exceptions thereof.
"Controlled by" means where not less than half of the issued capital (excluding any part thereof which consists of preference shares) is beneficially owned by or where not less than half of the voting power is controlled by person.

(4) Where various amounts have been called or there are shares of different kinds, state them separately.

(5) Include what has been received on forfeited as well as on existing shares.

Company No.

5223 K

Particulars of Indebtedness

Particulars of the indebtedness of the company in respect of all charges which are required to be registered with the Registrar of Companies are as follows:

Registered No.	Date of Registration	Nature of Charge	Name of Chargee	Amount of the Indebtedness
		As per Annexure 'A'		
			Total :	RM135,183,873.00

*Particulars of charges not required to be registered under the Companies Act, 1965 are as follows:

Date of Creation	Nature of Charge	Name of Chargee	Amount of the Indebtedness
-	-	-	-
		Total:	RM -

#Total amount of indebtedness as at the date of the return RM135,183,873.00

---

* Strike out if inapplicable

\# State the total amount of indebtedness of the company as at the date of the return

Company No.
5223 K

This is the Annexure marked 'A' referred to in the Form of Annual Return of a Company having a share capital signed by me and made up to 28th June 2002.

DING LIEN BING
Secretary
MIA 6896

MBf HOLDINGS BERHAD

Particulars of the indebtedness of the Company in respect of all charges which are required to be registered with the Registrar of Companies are as follows: -

Registered No.	Date of Registration	Nature of Charge	Name of Chargee	Amount of Indebtedness @ 28.06.2002 RM
69	28.11.90	Memorandum of Deposit	Affin Bank Bhd	NIL
34	28.03.85	Deed of Assignment	Affin Bank Bhd	NIL
40	25.08.86	Corporate Guarantee	BPK Credit & Leasing SB	600,000.00
80	04.10.91	Memorandum of Deposit	Aseambankers Malaysia Bhd	2,984,441.00
81	16.11.91	Fixed Charge	Arab-Malaysian Merchant Bank Bhd	7,606,373.00
84	31.01.92	Memorandum of Charge	Danaharta Urus Sdn Bhd (BBMB Kewangan Bhd)	NIL
93	12.03.93	Memorandum of Charge	Arab-Malaysian Bank Bhd (Bank Utama (M) Bhd)	NIL
95	04.08.93	Memorandum of Charge	Oversea-Chinese Banking Corporation Limited	NIL
103	06.08.94	Memorandum of Deposit	Arab-Malaysian Finance Bhd	12,396,542.00
105	29.09.94	- do -	Kewangan Bersatu Bhd (Kewangan Usaha Bhd)	3,482,838.00
106	26.10.94	Corporate Guarantee (3rd party)	Alliance Bank Bhd (Sabah Bank Bhd)	9,956,272.00

Registered No.	Date of Registration	Nature of Charge	Name of Chargee	Amount of Indebtedness @ 28.06.2002 RM
107	23.11.94	Memorandum of Deposit	Aseambankers Malaysia Bhd	428,714.00
108	23.11.94	Memorandum of Charge (3rd party)	Hong Leong Bank Bhd (Wah Tat Bank Bhd)	947,725.00
109	14.12.94	Memorandum of Deposit	Southern Investment Bank Bhd (Perdana Merchant Bankers Bhd)	3,044,903.00
114	22.11.95	Memorandum of Deposit	Oversea-Chinese Banking Corporation Ltd	NIL
115	11.01.96	- do -	Public Bank Bhd (Hock Hua Bank Bhd)	276,665.00
116	10.10.96	- do -	Danaharta Managers Sdn Bhd (Sime Merchant Bankers Bhd)	8,077,930.00
117	18.10.96	- do -	- do -	22,827,888.00
120	10.01.97	Memorandum of Deposit	Oversea-Chinese Banking Corporation Ltd	8,116,454.00
121	10.01.97	Memorandum of Deposit (3rd party)	- do -	NIL
122	06.02.97	- do -	Arab-Malaysian Finance Bhd	24,812,100.00
123	25.07.97	- do -	- do -	3,992,059.00
124	25.08.97	Memorandum of Deposit	Danaharta Urus Sdn Bhd (BBMB Kewangan Bhd)	25,632,969.00
128	17.03.98	- do -	Flambard Ltd	NIL
129	17.03.98	- do -	- do -	NIL
				135,183,873.00

Company No.

5223 K

Copy of last audited Balance Sheet and Profit and Loss Account of the Company

This return must include a copy, certified by a director or by the manager or secretary of the company to be a true copy of the last balance sheet and of the last profit and loss account which have respectively been audited by the company's auditors (including every document required by law to be annexed or attached thereto) together with a copy of the report of the auditors thereon (certified as aforesaid) and if any such balance sheet or account is in a language other than the National Language or English there must also be annexed to it a translation thereof in the National Language or English certified in the prescribed manner to be correct translation. If the said last balance sheet or account did not comply with the requirements of the law as in force at the date of the audit, there must be made such additions to and corrections in the said copy as would have been required to be made therein in order to make it comply with the said requirements, and the fact that the said copy has been so amended must be stated thereon. If a company has more than one such audited balance sheet or profit and loss account since the date of the last return, every such balance sheet and profit and loss account must be included.

Where a holding company has a subsidiary company incorporated in a country outside Malaysia, whether the subsidiary company has or has not established a place of business in Malaysia, there shall be annexed to the balance sheet and profit and loss account of the holding company a separate balance sheet and profit and loss account for the subsidiary company.

Notwithstanding the foregoing provisions this return need not include a copy of the last balance sheet and profit and loss account of any company which is an exempt private company at the date of the return and has been an exempt private company since the date of the last return, the incorporation of the company or the commencement of this Act, whichever last occurs, if the return includes a certificate signed by a director of the company, the secretary of the company and the auditor of the company which certifies that, to the best of their knowledge and belief :-

(a) the company is and has at all relevant times been an exempt private company;

(b) the duly audited profit and loss account and balance sheet which comply with the requirements of the Act made up to a date specified in the certificate have been laid before the company in a general meeting; and

(c) as at the date to which the profit and loss account has been made up the company appeared to have been able to meet its liabilities as and when they would fall due.

Company No.
5223 K

Certificate to be Given by all Companies

A certificate in the form set out hereunder shall be given by the secretary or a director of every company.

Certificate

I/We (1) after having made due inquiries certify -

a) that the provisions of the Unclaimed Moneys Act 1965, relating to the unclaimed moneys have been complied with;

b) having made an inspection of the share register, that transfers have not (1) been registered since the date of the last annual return (1) or the incorporation of the company (1)

c) (2)that the company has not since the date of the last annual return(3) issued any invitation to the public to subscribe for any shares in or debentures of the company or to deposit moneys for fixed periods or payable at call; and

d) (4)that the excess of members of the company above fifty (counting joint holders of shares as one person) consists only of persons who are in the employment of the company or of its subsidiary or persons who while previously in the employment of the company or of its subsidiary were and thereafter have continued to be members of the company.

....
Director (5)

....
DING LIEN BING
Secretary
MIA 6896

---

(1) Strike out if inapplicable
(2) Strike out this paragraph if the company is not a private company
(3) In the case of the first annual return of a private company strike out the words "last annual return" and substitute the words "incorporation of the company'
(4) Strike out this paragraph except in the case of a private company whose members exceed fifty
(5) NOTE-A certificate signed by the same person in the capacity of both director and secretary will not be accepted. See section 139(5).

Company No.
5223 K

PARTICULARS of the *DIRECTORS, Managers, Secretaries and Auditors of the MBf Holdings Berhad, at the date of the Annual Return.

Full Name	I/C No./ Passport No.	Usual Address	Other Business Occupation and in the case of Directors, Particulars of Other Directorships required to be shown by S.141(2)(b) and (3) (if none, state so)
Directors			
Tan Sri Chong Chin Shoong	No. Kad Pengenalan Baru : 381024-08-5507	No. 9 Jalan Tambun 30350 Ipoh Perak	Company Director Director of MBf Holdings Bhd MBf Capital Bhd's Group Leisure Management Bhd's Group
Datuk Azizan b. Abdul Rahman	No. Kad Pengenalan Baru : 500405-02-5435	No. 30 Lorong Taman Pantai 7 Bukit Pantai, 59100 Kuala Lumpur	Company Director Director of MBf Holdings Bhd & Group MBf Capital Bhd & Group Apex Equity Holdings Bhd TSH Resources Bhd
Dato' Kalimullah b. Masheerul Hassan	No. Kad Pengenalan Baru : 580315-07-5319	No. 1 USJ 2/7 Subang Jaya 47610 Petaling Jaya Selangor Darul Ehsan	Company Director Director of MBf Holdings Bhd & Group MBf Capital Bhd TA Securities Bhd TA Enterprise Bhd FACB Resorts Bhd FACB Industries Incorporated Bhd Taylor's Education Bhd

DING LIEN BING
Secretary
MIA 6896

Company No.
5223 K

PARTICULARS of the *DIRECTORS, Managers, Secretaries and Auditors of the MBf Holdings Berhad, at the date of the Annual Return.

Full Name	I/C No./ Passport No.	Usual Address	Other Business Occupation and in the case of Directors, Particulars of Other Directorships required to be shown by S.141(2)(b) and (3) (if none, state so)
Directors			
Dato' Ghazi b. Ishak	No. Kad Pengenalan Baru : 430628-01-5639 Lama : 0679503 (B)	No. 27-C, Jalan Tunku Abdul Rahman 10350 Penang	Lawyer Director of MBf Holdings Bhd & Group
Tuan Haji Othman b. Hitam	No. Kad Pengenalan Baru : 350720-01-5017 Lama : 3969736 (B)	2 Lorong 14/54A, 46100 Petaling Jaya	Company Director Director of MBf Holdings Bhd MBf Capital Bhd's Group
Tunku Dato Seri Iskandar b. Tunku Abdullah	No. Kad Pengenalan Baru : 470101-05-5067 Lama : 1021863 (B)	18 Jalan 12, Taman TAR 68000 Ampang, Selangor Darul Ehsan	Company Director Director of MBf Holdings Bhd MBf Capital Bhd & Group Melewar Group Bhd & Group MAA Holdings Bhd & Group Malaysian Assurance Alliance Bhd
Managing Director/ Chief Executive Officer Dato' Loy Teik Ngan	No. Kad Pengenalan Baru : 611204-08-5863 Lama : 6371348 (B)	29 Jalan Setiamurni 4, Bukit Damansara, 50490 Kuala Lumpur	Chief Executive Officer/Managing Director Director of MBf Holdings Bhd & Group MBf Capital Bhd & Group Leisure Holidays Bhd & Group

....
DING LIEN BING
Secretary
MIA 6896

Company No.
5223 K

PARTICULARS of the *DIRECTORS, Managers, Secretaries and Auditors of the MBf Holdings Berhad, at the date of the Annual Return.

Full Name	I/C No./ Passport No.	Usual Address	Other Business Occupation and in the case of Directors, Particulars of Other Directorships required to be shown by S.141(2)(b) and (3) (if none, state so)
Manager (if any)	-	-	-
Secretaries			
Yap Boon Teck (MIA 2398)	No. Kad Pengenalan Baru : 541019-05-5477 Lama : 4668596 (B)	No. 7 Jalan SS22A/6, Damansara Jaya 47400 Petaling Jaya	President - Corporate
Ding Lien Bing (MIA 6896)	601225-08-5863	No. 26 Jalan SS25/10 47301 Petaling Jaya	Group Financial Controller
Auditors for current financial year Messrs Ernst & Young	Firm No. AF 0039	4th Floor Kompleks Antarabangsa Jalan Sultan Ismail 50250 Kuala Lumpur	Chartered Accountants

....
DING LIEN BING
Secretary
MIA 6896

Company No.
5223 K

List of persons holding shares in the MBf Holdings Berhad on the 28th day of June 2002 (being the date of the return or other authorised date) and an account of the shares so held:

NOTE - If the names in this list are not arranged in alphabetical order, an index sufficient to enable the name of any person in the list to be readily found must be annexed to this list

Folio in register Ledger containing particulars	Name, I/C No./ Passport No. and Address	Number of shares held by existing members	Analysis of Shareholdings					
			Malays and Natives	Citizens who are non-Malays and non-Natives	Non-Citizens	Body corporate controlled by Malays and Natives	Body corporate controlled by citizens who are non-Malays and non-Natives	Body corporate controlled by non-Citizen
		1,150,910,601	23,198,173	318,574,945	24,329,555	217,221,170	64,737,557	502,849,201

Lodged in the office of The Registrar of Companies, Kuala Lumpur

LODGED BY : MR DING LIEN BING

ADDRESS : BLOCK B1, LEVEL 9, PUSAT DAGANG SETIA JAYA (LEISURE COMMERCE SQUARE), NO. 9 JALAN PJS 8/9 46150 PETALING JAYA, SELANGOR DARUL EHSAN

TEL. NO. : 78612100

DING LIEN BING
Secretary
MIA 6896

FORM 11
Companies Act 1965
Section 154 (1)

Company No.
5223 K

NOTICE OF RESOLUTION
MBf HOLDINGS BERHAD

To the Registrar of Companies

At an annual general meeting of the members of MBf Holdings Berhad duly convened and held at Ballroom 1, Level 5, The Summit Hotel, Subang USJ, Persiaran Kewajipan USJ 1, 47600 Subang Jaya, Selangor Darul Ehsan on the 26th day of June 2002, the Ordinary Resolutions set out below and signed by me for purposes of identification were duly passed.

APPOINTMENT OF AUDITORS

That Messrs Ernst & Young be hereby appointed as Auditors of the Company in place of the retiring auditors Messrs Arthur Andersen & Co., to hold office until the conclusion of the next annual general meeting and that the Directors be authorised to fix their remuneration.

AUTHORITY TO ISSUE SHARES BY DIRECTORS

That subject always to the Companies Act, 1965, the Articles of Association of the Company and approvals from other governmental/regulatory bodies where such approvals shall be necessary, full authority be and is hereby given to the Directors pursuant to Section 132D of the Companies Act 1965, from time to time to issue and allot ordinary shares from the unissued capital of the Company upon such terms and conditions and at such times as may be determined by the Directors of the Company to be in the interest of the Company provided always that the aggregate number of shares to be issued pursuant to this Resolution in any one financial year shall not exceed 10 percent of the issued capital for the time being of the Company.

FORM 11
MBf HOLDINGS BERHAD (5223 K)
Page 2/-

Dated this 28th day of June, 2002.

DING LIEN BING
SECRETARY
MIA 6896

Lodged in the office of The Registrar of Companies, Kuala Lumpur.

LODGED BY	:	MR DING LIEN BING
ADDRESS	:	BLOCK B1, LEVEL 9, PUSAT DAGANG SETIA JAYA (LEISURE COMMERCE SQUARE) NO. 9 JALAN PJS 8/9, 46150 PETALING JAYA SELANGOR DARUL EHSAN
TEL. NO.	:	78612100

6

FORM 56
Companies Act, 1965
Sections 166

RECEIVED
SEC MAIL PROCESSING
DEC 3 0 2002
WASH. D.C. 155 SECTION

Company No.
5223 K

CERTIFICATE FOR INCLUSION IN PUBLIC COMPANY'S ANNUAL RETURN THAT DOES NOT INCLUDE LIST OF MEMBERS

For the purposes of subsection (1) of section 166 of the Companies Act, 1965, I hereby certify, in relation to MBf Holdings Berhad that -

a) the Company has more than five hundred members;

b) the Company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of shares transferred,

and that accordingly the Company is of a kind to which that subsection applies.

Dated this 28th day of June 2002.

DING LIEN BING
SECRETARY
MIA 6896

Lodged in the office of The Registrar of Companies, Kuala Lumpur

LODGED BY	:	MR DING LIEN BING
ADDRESS	:	BLOCK B1, LEVEL 9, PUSAT DAGANG SETIA JAYA (LEISURE COMMERCE SQUARE) NO. 9 JALAN PJS 8/9, 46150 PETALING JAYA SELANGOR DARUL EHSAN
TEL. NO.	:	78612100

Company No.
5223 K

MBf HOLDINGS BERHAD

LIST OF TOP TWENTY SHAREHOLDERS AS AT 28 JUNE 2002

ITEM NO.	NAME & ADDRESS	IC OR COMPANY NO	NO. OF SHARES	% OF ISSUED CAPITA
1.	HDM NOMINEES (ASING) SDN BHD LEVELS 2, 3, 4, 7 & 8 WISMA SRI PINANG 60 GREEN HALL 10200 PENANG	278474A	125,423,214	10.90
2.	AMMB NOMINEES (TEMPATAN) SDN BHD 22ND FLOOR BGN ARAB-MALAYSIAN 55 JALAN RAJA CHULAN 50200 KUALA LUMPUR	51181W	118,380,337	10.29
3.	MAYBAN SECURITIES NOMINEES (ASING) SDN BHD LEVEL 11, BLOCK C, MAYBAN LIFE TOWER DATARAN MAYBANK, NO. 1, JALAN MAAROF 59000 KUALA LUMPUR	284592K	46,404,850	4.03
4.	THONG & KAY HIAN NOMINEES (ASING) SDN BHD WISMA SRI PINANG LEVEL 6 60 GREEN HALL 10200 GEORGETOWN, PENANG	259072H	34,647,116	3.01
5.	STRAITS NOMINEES (ASING) SDN BHD C/O SETT DEPT STRAITS SEC SDN BHD LOT 9 & 10 1ST FLOOR BANGUNAN TABUNG HAJI JALAN BANDAR KABA 75000 MELAKA	272854P	33,757,508	2.93
6.	EB NOMINEES (TEMPATAN) SENDIRIAN BERHAD GROUND FLOOR WISMA CYCLECARRI 288 JALAN RAJA LAUT 50350 KUALA LUMPUR	43785M	32,272,875	2.80
7.	CARTABAN NOMINEES (ASING) SDN BHD 2, JALAN AMPANG P.O BOX 13150 50732 KUALA LUMPUR	263367W	27,955,417	2.43
8.	ENG NOMINEES (ASING) SDN BHD 95 JALAN TUN ABDUL RAZAK 80000 JOHOR BAHRU	275365P	24,357,421	2.12

ITEM NO.	NAME & ADDRESS	IC OR COMPANY NO	NO. OF SHARES	% OF ISSUED CAPITA
9.	KE-ZAN NOMINEES (ASING) SDN BHD WISMA KE-ZAN 64 BISHOP STREET 10200 GEORGETOWN, PENANG	257871M	21,698,890	1.89
10.	CITICORP NOMINEES (ASING) SDN BHD 28 MEDAN PASAR 50050 KUALA LUMPUR	263875D	21,274,587	1.85
11.	MAYBAN NOMINEES (TEMPATAN) SDN BHD 14TH FLOOR, MENARA MAYBANK 100 JALAN TUN PERAK 50050 KUALA LUMPUR	258939H	18,170,043	1.58
12.	KENANGA NOMINEES (ASING) SDN BHD 8TH FLOOR, KENANGA INTERNATIONAL JALAN SULTAN ISMAIL 50250 KUALA LUMPUR	280043U	16,106,115	1.40
13.	THE CENTRAL DEPOSITORY (PTE) LIMITED 20 CECIL STREET #06-03/08 SINGAPORE EXCHANGE 049705 SINGAPORE	391280	14,167,694	1.23
14.	MAYBAN SECURITIES NOMINEES (TEMPATAN) SDN BHD LEVEL 11, BLOCK C, MAYBAN LIFE TOWER, DATARAN MAYBANK NO. 1, JALAN MAAROF 59000 KUALA LUMPUR	284597P	14,046,284	1.22
15.	TCL NOMINEES (ASING) SDN BHD NO 579, TAMAN MELAKA RAYA 75000 MELAKA	455044H	13,427,991	1.17
16.	HDM NOMINEES (TEMPATAN) SDN BHD LEVELS 2, 3, 4, 7 & 8 WISMA SRI PINANG 60 GREEN HALL 10200 PENANG	41117T	13,336,743	1.16
17.	RHB NOMINEES (ASING) SDN BHD LEVEL 9, TOWER ONE RHB CENTRE JALAN TUN RAZAK 50400 KUALA LUMPUR	259065D	12,944,557	1.12
18.	UOBM NOMINEES (ASING) SDN BHD LEVEL 9, CHUNG KHIAW BANK BLDG JALAN RAJA LAUT 50350 KUALA LUMPUR	266699T	12,906,107	1.12

ITEM NO.	NAME & ADDRESS	IC OR COMPANY NO	NO. OF SHARES	% OF ISSUED CAPITA
19.	HLG NOMINEES (ASING) SDN BHD LEVEL 5, MENARA HLA NO. 3, JALAN KIA PENG 50450 KUALA LUMPUR	250883D	12,274,432	1.07
20.	KESTREL SECURITIES NOMINEES (ASING) SDN BHD 57, 59 & 61, 1ST & 2ND FLOOR JLN ALI 84000 MUAR, JOHOR	260896P	11,418,000	0.99
			624,970,181	54.31

FORM 41
COMPANIES ACT, 1965
[SECTION 113(1)]

SEC MAIL PROCESSING SECTION RECEIVED DEC 30 2002 WASH, D.C. 155

Company No: 5223-K

MEMORANDUM OF SATISFACTION OF REGISTERED CHARGE

To the Registrar of Companies.

MBf HOLDINGS BERHAD, hereby gives notice that the Charge dated the 28th day of March 1985 numbered **34** in the Register of Charges, and created by MBf Holdings Berhad in favour of PERWIRA HABIB BANK MALAYSIA BERHAD (now known as AFFIN BANK BERHAD) for securing RM2,000,000, was on the 16th day of September 2002 satisfied in full.

Dated this 16th day of September 2002.

The Common Seal of)
MBf HOLDINGS BERHAD)
was affixed hereto in the presence of:)

....
Director
Dato' Loy Teik Ngan

....
Director/Secretary
Ding Lien Bing
MIA No. 6896

MBf Holdings Berhad
Block B1, Level 9
Pusat Dagang Setia Jaya
(Leisure Commerce Square)
No. 9, Jalan PJS 8/9
46150 Petaling Jaya
Selangor Darul Ehsan
Tel: 03-7861 2100

Lodged in the Office of the Registrar of Companies or
Assistant Registrar of Companies

8

FORM 42(B)
COMPANIES ACT, 1965
[SECTION 113(2)]

Company No: 5223-K

EVIDENCE OF SATISFACTION OF CHARGE/RELEASE OF PROPERTY OR PART OF PROPERTY FROM CHARGE

PERWIRA HABIB BANK MALAYSIA BERHAD (now known as AFFIN BANK BERHAD in relation to the Charge dated 28th day of March 1985 numbered 34 in the Register of Charges and created by **MBf HOLDINGS BERHAD** in favour of PERWIRA HABIB BANK MALAYSIA BERHAD (now known as AFFIN BANK BERHAD hereby confirms that:-

The Charge referred to above was on the 16th day of September 2002 satisfied in whole.

Dated this 16th day of September 2002.

PERWIRA HABIB BANK MALAYSIA BERHAD
(now known as AFFIN BANK BERHAD)
By its lawful Attorney

....

Name AHMAD LUTFI HJ HASHIM AMINUDDIN BIN KASSIM
NRIC No: 631110-10-7273 640116-04-5645

MBf Holdings Berhad
Block B1, Level 9
Pusat Dagang Setia Jaya
(Leisure Commerce Square)
No. 9, Jalan PJS 8/9
46150 Petaling Jaya
Selangor Darul Ehsan
Tel: 03-7861 2100

Lodged in the Office of the Registrar of Companies or Assistant Registrar of Companies

9

FORM 43
COMPANIES ACT, 1965
SECTION 113(2)

Company No: 5223-K

STATUTORY DECLARATION VERIFYING MEMORANDUM

In the Matter of Companies Act, 1965
And In the Matter of **MBf HOLDINGS BERHAD (5223-K)**

We, Dato' Loy Teik Ngan of 29 Jalan Setiamurni 4, Bukit Damansara, 50490 Kuala Lumpur, NRIC No. 611204-08-5863 in the State of Wilayah Persekutuan, a director of MBf Holdings Berhad and Ding Lien Bing of No. 89, Jalan SS1/23, Kg Tunku, 47300 Petaling Jaya, NRIC No. 601225-08-5863 in the State of Selangor, the secretary of that company, do solemnly and sincerely declare that the particulars contained in the Memorandum of Satisfaction of Registered Charge dated the 16th day of September 2002 are true to the best of our knowledge, information and belief.

And we make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Declared at Petaling Jaya in)
Selangor this)
day of 2002)

....
Director
Dato' Loy Teik Ngan

....
Secretary
Ding Lien Bing
MIA No: 6896

Before me:-

PESURUHJAYA SUMPAH
NO : B106
Nama : M. KHANDIMADDI
MALAYSIA

21A Jalan SS 6/12
Taman Kelana Jaya
47301 Petaling Jaya
Selangor Darul Ehsan

MBf Holdings Berhad
Block B1, Level 9
Pusat Dagang Setia Jaya
(Leisure Commerce Square)
No. 9, Jalan PJS 8/9
46150 Petaling Jaya
Selangor Darul Ehsan
Tel: 03-7861 2100

Lodged in the Office of the Registrar of Companies or Assistant Registrar of Companies

Form Version 2.0

General Announcement

Reference No **MH-020607-58237**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**MBf Holdings Berhad**
* Stock name	:	**MBFHLDG**
* Stock code	:	**1236**
* Contact person	:	**Yap Boon Teck**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

MBf Holdings Berhad ("MBfH")
- Recurrent Related Party Transactions of a revenue or trading nature ("RRPT")

* **Contents :-**

1. INTRODUCTION

Pursuant to Paragraph 10.09 and Practice Note 12/2001of the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE"), the Board of Directors of MBfH would like to announce that its subsidiary companies had entered into RRPT with certain related parties of MBfH ("Recurrent Transactions"), the total consideration of which has exceeded the Prescribed Limit as stated in Paragraph 2.1 of the KLSE's Practice Note 12/2001.

2. DETAILS OF THE RECURRENT TRANSACTIONS

The principal activities of its subsidiaries which have entered into Recurrent Transactions are in the business of issuing credit and debit cards, acquiring merchants and other related services, management of club facilities, distribution and selling of motor vehicles and management services.

The Recurrent Transactions entered into between MBfH Group and certain related parties of MBfH are in the ordinary course of business and on terms not more favourable to the related parties than those generally available to the public.

The related parties with whom the Recurrent Transactions were carried out as disclosed in Table 1.

3. RATIONALE FOR THE RECURRENT TRANSACTIONS

The Recurrent Transactions entered into by MBfH Group with the related parties

are all in the ordinary course of business, which are necessary for its day to day operations.

4. FINANCIAL EFFECTS OF THE RECURRENT TRANSACTIONS

The Recurrent Transactions do not have any material financial effect to the MBfH Group.

5. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTEREST

Dato' Loy Teik Ngan who is the Chief Executive Officer and Managing Director of MBfH is also a shareholder of MBfH. He has a direct and indirect shareholding of 11,418,000 shares (0.99%) and 42,884,445 shares (3.73%) in MBfH.

Dato' Loy Teik Ngan is also a director and a substantial shareholder of Leisure Holidays Holdings Sdn Bhd, the holding company for Leisure Holidays Berhad and ultimate holding company for Leisure Holidays Resorts Management Sdn Bhd, Leisure Lifestyles Sdn Bhd, Holidays Tours & Travel Sdn Bhd and Summerset Resort Sdn Bhd.

Saved as disclosed above, none of the directors or substantial shareholders of MBfH or persons connected to them has any interest, direct or indirect in the Recurrent Transactions.

6. STATEMENT BY THE BOARD OF DIRECTORS OF MBfH

The Board have taken into consideration all aspects of the Recurrent Transactions, is of the opinion that the Recurrent Transactions are in the best interest of MBfH Group.

7. APPROVAL REQUIRED

MBfH does not intend to seek a Mandate from its shareholders for approval to enter into recurrent transactions of a revenue or trading nature with related parties as the aggregate is not expected to exceed 5% percentage ratio in any one financial year.

Yours faithfully,
For and on behalf of
MBf Holdings Berhad

Yap Boon Teck
Company Secretary

Dated : 14 June 2002

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE 1

Nature of Transactions	Related Party	Value of purchase transactions for the period from 1 June 2001 to 31 May 2002 (RM)	Value of sale transactions for the period from 1 June 2001 to 31 May 2002 (RM)
Rental of office rental by MBf Management Sdn Bhd	Leisure Holidays Berhad	293,352.40	
Provision of club management services to Melawati Management Sdn Bhd (MMSB)	Leisure Resorts Management Sdn Bhd (LHRM)	260,000.00	
Provision of sales and marketing consultancy to Alamanda Development Sdn Bhd	LHRM	56,000.00	
Supply of beverages etc. to MMSB	Leisure Lifestyles Sdn Bhd	6,469.00	
Provision of line of credit facility by MBF Cards (M'sia) Sdn Bhd	Holidays Tours & Travel Sdn Bhd (HTT)		500,000.00
Purchase of air tickets by MBfH Group	HTT	21,984.00	
Provision of management services by MBf Management Sdn Bhd	Leisure Holidays Holdings Sdn Bhd & Group		12,075.00
Total		637,805.40	512,075.00

Form Version 2.0

General Announcement

Reference No **MH-021030-34973**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**MBf Holdings Berhad**
* Stock name	:	**MBFHLDG**
* Stock code	:	**1236**
* Contact person	:	**Yap Boon Teck**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
MBf Holdings Berhad ("MBfH")
- Recurrent Related Party Transactions of a revenue or trading nature ("RRPT")

* **Contents :-**

INTRODUCTION

Pursuant to Paragraph 10.09 and Practice Note 12/2001 of the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE"), the Board of Directors of MBfH would like to announce that its subsidiary companies had entered into a RRPT with certain related parties of MBfH ("Recurrent Transactions"), the total consideration of which has exceeded the Prescribed Limit as stated in Paragraph 2.1 of the KLSE's Practice Note 12/2001.

DETAILS OF THE RECURRENT TRANSACTIONS

The principal activities of its subsidiaries which have entered into Recurrent Transactions are in the business of issuing credit and debit cards, acquiring merchants and other related services, management of club facilities, management services, retailing, trading, wholesaling, shipping, property, manufacturing, finance and estate management in the South Pacific.

The Recurrent Transactions entered into between MBfH Group and certain parties of MBfH are in the ordinary course and on terms not more favourable to the related parties than those generally available to the public.

The related parties with whom the Recurrent Transactions were carried out as disclosed in Table 1.

RATIONALE FOR THE RECURRENT TRANSACTIONS

The Recurrent Transactions entered into by MBfH Group with the related parties

are all in the ordinary course of business, which are necessary for its day to day operations.

FINANCIAL EFFECTS OF THE RECURRENT TRANSACTIONS

The Recurrent Transactions do not have any material financial effect to the MBfH Group.

DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTEREST

Dato' Loy Teik Ngan who is the Chief Executive Officer and Managing Director of MBfH is also a shareholder of MBfH. He has a direct and indirect shareholding of 11,418,000 shares (0.99%) and 42,884,445 shares (3.73%) in MBfH.

Dato' Loy Teik Ngan is also a director and a substantial shareholder of Leisure Holidays Holdings Sdn Bhd, the holding company for Leisure Holidays Berhad and ultimate holding company for Leisure Holidays Resorts Management Sdn Bhd, Summerset Resort Sdn Bhd and Leisure Holidays Marketing Sdn Bhd.

Dr Ninian Mogan Lourdenadin who is the Joint Chief Executive Officer of MBfH and Chief Executive Officer of MBf Carpenters Limited, has beneficial interest (100%) in Corali Securities Limited.

Saved as disclosed above, none of the directors or substantial shareholders of MBfH or persons connected to them has any interest, direct or indirect in the Recurrent Transactions.

STATEMENT BY THE BOARD OF DIRECTORS OF MBfH

The Board has taken into consideration all aspects of the Recurrent Transactions, is in the opinion that the Recurrent Transactions are in the best interest of the MBfH Group.

APPROVAL REQUIRED

MBfH does not intend to seek a Manadate from its shareholders for approval to enter into recurrent transactions of a revenue or trading nature with related parties as the aggregate is not expected to exceed 5% of the percentage ratio for the financial year ending 31 December 2002.

Yours faithfully,
For and on behalf of
MBf Holdings Berhad

Yap Boon Teck
Company Secretary

Dated : 11 November 2002

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE 1

Nature of Transactions	Related Party	Value of purchase transactions for the period from 1 June 2002 to 31 October 2002 (RM)	Value of sale transactions for the period from 1 June 2002 to 31 October 2002 (RM)
Rental of office to MBf Management Sdn Bhd	Leisure Holidays Berhad	133,342.00	
Provision of club management services to Melawati Management Sdn Bhd	Leisure Resorts Management Sdn Bhd (LHRM)	72,225.88	
Provision of sales and marketing consultancy to Alamanda Development Sdn Bhd	Summerset Resort Sdn Bhd (SRSB)	24,000.00	
Purchase of airtickets by MBfH Group	Holidays Tours & Travel Sdn Bhd	1,488.00	
Media booking from MBf Media Sdn Bhd	SRSB and Leisure Holidays Marketing Sdn Bhd		32,070.00
Provision of management services to MBf Carpenters Limited and Group	Corali Securities Limited	1,254,651.00 (A$613,012)	
Hotel expenses incurred by MBF Cards (M'sia) Sdn Bhd	SRSB	34,538.88	
Total		1,520,245.76	32,070.00

Form Version 2.0

General Announcement

Reference No **MH-020626-44470**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**MBf Holdings Berhad**
* Stock name	:	**MBFHLDG**
* Stock code	:	**1236**
* Contact person	:	**Ding Lien Bing**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANNUAL GENERAL MEETING

* **Contents :-**

The Board of Directors of MBf Holdings Berhad is pleased to inform the Exchange that all resolutions tabled at its Thirty-Ninth Annual General Meeting held this morning have been approved by its shareholders/proxies present at the meeting.

Thank you.

Yours faithfully,
For and on behalf of
MBf Holdings Berhad

Ding Lien Bing
Company Secretary

Dated : 26 June 2002

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by MB_ALLIANCE on 01-07-2002 05:52:39 PM
Reference No MM-020701-50426

Submitting Merchant Bank (if applicable)	:	**Alliance Merchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**MBf Holdings Berhad**
* Stock name	:	**MBFHLDG**
* Stock code	:	**1236**
* Contact person	:	**Hwang Mei Lyn/Zain Azhari**
* Designation	:	**Senior Manager/Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

MBf HOLDINGS BERHAD ("MBf-H"or "Company")
Announcement of the status of MBf-H's plan to regularise its financial condition pursuant to Practice Note No. 4/2001 ("PN4/2001") issued pursuant to Paragraphs 8.14, 16.02 and 16.09 of the revamped Listing Requirements of the Kuala Lumpur Stock Exchange ("LR")

* <u>Contents :-</u>

Pursuant to the Securities Commission's ("SC") approval letter dated 9 January 2002 on the Proposed Schemes of Arrangement ("Proposed SOA"), the six (6) month time frame for MBf-H to implement the Proposed SOA will expire on 8 July 2002.

Given that the proposed debt restructuring exercise, which forms part of the Proposed SOA, involves a number of local and foreign scheme creditors, the finalisation of the documents pertaining to the Proposed SOA has taken more time than anticipated.

In this regard, Alliance Merchant Bank Berhad ("Alliance"), for and on behalf of the Board of Directors of MBf-H, wishes to announce that Alliance had on 24 June 2002 sought approval from the SC for an extension of time until 31 December 2002 for the Company to implement the Proposed SOA. The said extension is currently pending the approval of the SC.

Save for the above, there is no further development on the status of MBf-H's plan to regularise its financial condition pursuant to Practice Note No. 4/2001 issued by the Kuala Lumpur Stock Exchange, subsequent to the Company's announcement dated 3 June 2002.

This announcement is dated 1 July 2002.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Form Version 2.0

General Announcement

Submitted by MB_ALLIANCE on 01-08-2002 05:56:42 PM
Reference No MM-020801-41166

Submitting Merchant Bank (if applicable)	:	**Alliance Merchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**MBf Holdings Berhad**
* Stock name	:	**MBFHLDG**
* Stock code	:	**1236**
* Contact person	:	**Hwang Mei Lyn/Zain Azhari**
* Designation	:	**Senior Manager/Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

MBf HOLDINGS BERHAD ("MBf-H" or "Company")
Announcement of the status of MBf-H's plan to regularise its financial condition pursuant to Practice Note No. 4/2001 ("PN4/2001") issued pursuant to Paragraphs 8.14, 16.02 and 16.09 of the revamped Listing Requirements of the Kuala Lumpur Stock Exchange ("LR")

* Contents :-

Pursuant to the announcement dated 15 July 2002 in relation to the Securities Commission's ("SC") approval for a further extension of time until 31 December 2002 for the Company to implement the Proposed Schemes of Arrangement ("Proposed SOA"), Alliance Merchant Bank Berhad ("Alliance"), on behalf of the Board of Directors of MBf-H, wishes to announce that the Company is in the midst of finalising the legal documentation for execution by MBf-H and the parties involved in the Proposed SOA.

Alliance, on behalf of the Board of Directors of MBf-H, will be submitting an application to the Kuala Lumpur Stock Exchange ("KLSE") for the listing of and quotation for the new MBf-H shares and warrants to be issued pursuant to the Proposed SOA, in due course.

Save for the above, there is no further development on the status of MBf-H's plan to regularise its financial condition pursuant to PN4/2001 issued by the KLSE, subsequent to the Company's announcement dated 1 July 2002.

This announcement is dated 1 August 2002.

Form Version 2.0
General Announcement
Reference No MM-020902-36241

Submitting Merchant Bank (if applicable)	:	**Alliance Merchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**MBf Holdings Berhad**
* Stock name	:	**MBFHLDG**
* Stock code	:	**1236**
* Contact person	:	**Hwang Mei Lyn/Zain Azhari**
* Designation	:	**Senior Manager/Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

MBf HOLDINGS BERHAD ("MBf-H" or "Company")
Announcement of the status of MBf-H's plan to regularise its financial condition pursuant to Practice Note No. 4/2001 ("PN4/2001") issued pursuant to Paragraphs 8.14, 16.02 and 16.09 of the revamped Listing Requirements of the Kuala Lumpur Stock Exchange ("LR")

* Contents :-

Pursuant to the announcement dated 15 July 2002 on the Securities Commission's ("SC") approval for a further extension of time until 31 December 2002 for the Company to implement the Proposed Schemes of Arrangement ("Proposed SOA"), Alliance Merchant Bank Berhad ("Alliance"), on behalf of the Board of Directors of MBf-H, wishes to announce that the Company is in the midst of finalising the legal documentation for execution by MBf-H and the parties involved in the Proposed SOA.

Alliance, on behalf of the Board of Directors of MBf-H, will be submitting an application to the Kuala Lumpur Stock Exchange ("KLSE") for the listing of and quotation for the new MBf-H shares and warrants to be issued pursuant to the Proposed SOA, in due course.

Save for the above, there is no further development on the status of MBf-H's plan to regularise its financial condition pursuant to PN4/2001 issued by the KLSE, subsequent to the Company's announcement dated 1 August 2002.

This announcement is dated 2 September 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Approval / Not Approved

....
Name Soon Dee Hwee
Designation : Director / Head of Corporate Finance
Date / Time

Form Version 2.0

General Announcement

Submitted by MB_ALLIANCE on 10/01/2002 05:22:38 PM
Reference No MM-021001-36439

Submitting Merchant Bank (if applicable)	:	**ALLIANCE MERCHANT BANK BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**MBf HOLDINGS BERHAD**
* Stock name	:	**MBFHLDG**
* Stock code	:	**1236**
* Contact person	:	**Hwang Mei Lyn/Zain Azhari**
* Designation	:	**Senior Manager/Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

MBf HOLDINGS BERHAD ("MBf-H" or "Company")
Announcement of the status of MBf-H's plan to regularise its financial condition pursuant to Practice Note No. 4/2001 ("PN4/2001") issued pursuant to Paragraphs 8.14, 16.02 and 16.09 of the revamped Listing Requirements of the Kuala Lumpur Stock Exchange ("LR")

* **Contents :-**

Further to the announcement dated 2 September 2002, Alliance Merchant Bank Berhad ("Alliance"), on behalf of the Board of Directors of MBf-H, wishes to announce that the Company is in the midst of finalising the legal documentation for execution by MBf-H and the parties involved in the proposed scheme of arrangement ("Proposed SOA").

Alliance, on behalf of the Board of Directors of MBf-H, will be submitting an application to the Kuala Lumpur Stock Exchange ("KLSE") for the listing of and quotation for the new MBf-H shares and warrants to be issued pursuant to the Proposed SOA, in due course.

Save for the above, there is no further development on the status of MBf-H's plan to regularise its financial condition pursuant to PN4/2001 issued by the KLSE, subsequent to the Company's announcement dated 2 September 2002.

This announcement is dated 1 October 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by MB_ALLIANCE on 01-11-2002 05:06:22 PM
Reference No MM-021031-44787

Submitting Merchant Bank (if applicable)	:	**Alliance Merchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**MBf Holdings Berhad**
* Stock name	:	**MBFHLDG**
* Stock code	:	**1236**
* Contact person	:	**Hwang Mei Lyn/Zain Azhari**
* Designation	:	**Senior Manager/Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
MBf HOLDINGS BERHAD ("MBf-H" or "Company")
Announcement of the status of MBf-H's plan to regularise its financial condition pursuant to Practice Note No. 4/2001 ("PN4/2001") issued pursuant to Paragraphs 8.14, 16.02 and 16.09 of the revamped Listing Requirements of the Kuala Lumpur Stock Exchange ("LR")

* **Contents :-**

Further to the announcement dated 1 October 2002, Alliance Merchant Bank Berhad ("Alliance"), on behalf of the Board of Directors of MBf-H, wishes to announce that the Company is presently finalising the legal documentation for execution by MBf-H and the parties involved in the proposed scheme of arrangement ("Proposed SOA").

Alliance, on behalf of the Board of Directors of MBf-H, will be submitting an application to the Kuala Lumpur Stock Exchange ("KLSE") for the listing of and quotation for the new MBf-H shares and warrants to be issued pursuant to the Proposed SOA, in due course.

Save for the above, there is no further development on the status of MBf-H's plan to regularise its financial condition pursuant to PN4/2001 issued by the KLSE, subsequent to the Company's announcement dated 1 October 2002.

This announcement is dated 1 November 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by MB_ALLIANCE on 02-12-2002 05:38:22 PM
Reference No MM-021202-35023

Submitting Merchant Bank (if applicable)	:	**Alliance Merchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**MBf Holdings Berhad**
* Stock name	:	**MBFHLDG**
* Stock code	:	**1236**
* Contact person	:	**Hwang Mei Lyn/Zain Azhari**
* Designation	:	**Associate Director/Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

MBf HOLDINGS BERHAD ("MBf-H" or "Company")
Announcement of the status of MBf-H's plan to regularise its financial condition pursuant to Practice Note No. 4/2001 ("PN4/2001") issued pursuant to Paragraphs 8.14, 16.02 and 16.09 of the revamped Listing Requirements of the Kuala Lumpur Stock Exchange ("LR")

* **Contents :-**

Further to the announcement dated 1 November 2002, Alliance Merchant Bank Berhad ("Alliance"), on behalf of the Board of Directors of MBf-H, wishes to announce that the Company is presently finalising the legal documentation for execution by MBf-H and the parties involved in the proposed scheme of arrangement ("Proposed SOA").

Alliance had, on behalf of the Board of Directors of MBf-H, on 27 November 2002 submitted an application to the Kuala Lumpur Stock Exchange ("KLSE") for the listing of and quotation for the new MBf-H shares and warrants to be issued pursuant to the Proposed SOA.

Save for the above, there is no further development on the status of MBf-H's plan to regularise its financial condition pursuant to PN4/2001 issued by the KLSE, subsequent to the Company's announcement dated 1 November 2002.

This announcement is dated 2 December 2002.

14

Form Version 2.0

General Announcement

Reference No **MH-020711-56367**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **MBf Holdings Berhad**
*	Stock name	: **MBFHLDG**
*	Stock code	: **1236**
*	Contact person	: **Ding Lien Bing**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ADVERTISEMENT OF PETITION

* **Contents :-**

MBf Holdings Berhad (MBfH) would like to inform the Exchange that there was an advertisement of petition on the winding-up of MBf Property Services Sdn Bhd (MBfPS) in 'The Sun' newspaper on Tuesday, 9 July 2002.

MBfPS is a wholly-owned subsidiary of MBfH and is involved in the provision of property management and consultancy services and investment in properties. Append below is the content in relation to the winding-up petition :-

- The date of the petition served on MBfPS cannot be established as there was no receipt of such document. Nevertheless, our solicitors will be doing an immediate search at the Johor Bahru High Court Registry to obtain the relevant documents;
- The amount claimed under the petition is RM72,183.00;
- The claim of RM72,183.00 by the Petitioner, W.L. Neonlite Advertising Sdn Bhd relates to the delivery and installation of directional and other signages at Paradise Skudai Hotel (PSH) in Johor Bahru. PSH was developed by Eastern Enterprise Bhd (In Liquidation) and MBfPS acted in the capacity as a project manager to Eastern Enterprise Bhd;
- MBfH has made a full provision for dimunition in the value of investment in respect of MBfPS;
- There would be no material financial and operational impact on the MBfH Group;
- As mentioned above, MBfPS has instructed its solicitors to do an immediate

search at the Johor Bahru Court Registry to obtain the relevant documents. Thereafter, MBfPS will either make an application to set aside the winding-up petition if the services is irregular or apply for a stay of proceedings under Section 243 of the Companies Act, 1965.

Yours faithfully,
For and on behalf of
MBf Holdings Berhad

Ding Lien Bing
Company Secretary

Dated : 12 July 2002

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

14

Form Version 2.0

General Announcement

Reference No **MH-020716-37665**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **MBf Holdings Berhad**
*	Stock name	: **MBFHLDG**
*	Stock code	: **1236**
*	Contact person	: **Ding Lien Bing**
*	Designation	: **Company Secretary**

* Type : ○ **Announcement** ● **Reply to query**

Query letter by KLSE reference no. : **PL-020715-39944**

* Subject :

ADVERTISEMENT OF WINDING-UP PETITION ON MBf PROPERTY SERVICES SDN BHD

* **Contents :-**

Your letter dated 15 July 2002 on subject-captioned refers. As requested, we append below the additional information for public release :-

1. The amount of RM72,183.00 claimed for is not inclusive of interest;
2. The total cost of investment in MBf Property Services Sdn Bhd ("MBfPS") is RM1,020,000.00. However, full provision has been made for dimunition in the value of investment in MBfPS;
3. The claim came about as W.L. Neonlite Advertising Sdn Bhd ("Neonlite") was contracted by a developer, Eastern Enterprise Bhd (In liquidation) ("Eastern") to deliver and install directional and other signages at its project at Paradise Skudai Hotel in Johor Bahru. MBfPS acted in the capacity as a project manager to Eastern, was in liaison with Neonlite on these works. Due to the economic downturn in 1998, Eastern was unable to satisfy its debts and through a petition by one of its creditors, Eastern was placed under liquidation. As Neonlite was unable to recover its claims from Eastern, it then initiated a claim on MBfPS despite MBfPS was merely a project manager to Eastern;
4. The expected losses arising from the winding-up proceedings is RM72,183.00.

Yours faithfully,
For and on behalf of
MBf Holdings Berhad

Ding Lien Bing
Company Secretary

Dated : 16 July 2002

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

14

Form Version 2.0

General Announcement

Reference No MH-020722-41018

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**MBf Holdings Berhad**
* Stock name	:	**MBFHLDG**
* Stock code	:	**1236**
* Contact person	:	**Ding Lien Bing**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ADVERTISEMENT OF WINDING-UP PETITION ON MBf PROPERTY SERVICES SDN BHD

* **Contents :-**

We refer to our announcement dated 12 July 2002 and the Exchange's letter dated 15 July 2002 on subject-captioned and would like to inform the Exchange that the matter has been settled amicably between the parties namely W.L. Neonlite Advertising Sdn Bhd ("Neonlite") and MBf Property Services Sdn Bhd.

Arising from the above, the solicitors for Neonlite had filed a copy of Notice of Discontinuance on 17 July 2002 with the High Court of Malaya in Johor Bahru and confirmed that there was no affidavit of service filed on the above mentioned winding up petition. They would withdraw the said petition on the grounds that both parties have reached the settlement and the papers were not in order.

Yours faithfully,
For and on behalf of
MBf Holdings Berhad

Ding Lien Bing
Company Secretary

Dated : 23 July 2002

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Reference No **MH-020415-65286**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**MBf Holdings Berhad**
* Stock name	:	**MBFHLDG**
* Stock code	:	**1236**
* Contact person	:	**Ding Lien Bing**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

WINDING-UP PETITION SERVED ON ALAMANDA DEVELOPMENT SDN BHD (FORMERLY KNOWN AS MBf COUNTRY HOMES & RESORTS SDN BHD)

* **Contents :-**

MBf Holdings Berhad (MBfH) wishes to announce that a Winding-Up Petition has been served on its wholly-owned subsidiary namely Alamanda Development Sdn Bhd ["Alamanda"] by Mr Vijendran Ponniah.

The principal activity of Alamanda is in property development. Appended below is the content in relation to the winding-up petition :-

- The winding-up petition was served on 19th of July 2002 ;
- The amount claimed is RM558,113.10 to be shared equally by Alamanda (RM279,056.55) and Messrs Bee Ling & Co ["BL"] (RM279,056.55);
- The claim relates to damages for malicious prosecution and abuse of the process of the court wherein the Plaintiff claimed to have suffered humiliation as a result of bankcruptcy proceedings commenced against him. Alamanda then Glocard (Malaysia) Sdn Bhd, had instituted legal proceedings for recovery an outstanding sum of RM7,591.44 due by the Plaintiff. Alamanda's first solicitors, Messrs Azim, Ong & Krishnan had obtained judgement in default against the Plaintiff through Substituted Service and Alamanda's second solicitors, BL had instituted bankcruptcy proceedings against the Plaintiff on 1 December 1992. The Plaintiff contended that the Summons had never been served on him and applied to the Court and obtained judgement against Alamanda and BL resulting in the bankruptcy notice being set asiue, and further asserting that the whole suit was unlawful and invalid. The apportionment of liability is on 50:50 basis. Both Alamanda and BL had filed a Notice of Appeal and pending a hearing date to be fixed;
- The expected losses of RM279,056.55 would not have any material operational impact and financial impact on the MBfH Group;
- Alamanda has instructed its solicitors to apply for Stay of Execution.

Yours faithfully,
For and on behalf of
MBf Holdings Berhad

Ding Lien Bing
Company Secretary

Dated : 19 July 2002

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

16

Form Version 2.0

Change in Boardroom/Chief Executive Officer

Reference No **MH-020729-62105**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**MBf Holdings Berhad**
* Stock name	:	**MBFHLDG**
* Stock code	:	**1236**
* Contact person	:	**Ding Lien Bing**
* Designation	:	**Company Secretary**

* Date of change	:	**01-08-2002**
* Type of change	:	**Redesignation**
	:	● **Boardroom** ○ **Chief Executive Officer**
* Previous Position	:	**Director**
* New Position	:	**Director**
* Directorate	:	○ **Executive** ○ **Independent & Non Executive** ● **Non Independent & Non Executive**
* Name	:	**Dato' Kalimullah bin Masheerul Hassan**
* Age	:	**44**
* Nationality	:	**Malaysian**
* Qualifications	:	**-**

* Working experience and occupation	:	**Started career as a cadet journalist with Penang-based National Echo in 1979. Joined The Star in 1980 and became The Star's Chief Reporter specialised in political reporting, heading the newspaper's political desk. In 1987 became the Malaysian correspondent for Reuters and in the same year joined the New Straits Times as Special Correspondent.** **In 1988, Dato' became the Press Secretary to then the Deputy Prime Minister Tun Ghafar Baba. In 1989 to 1990 he was with Time Magazine as its Malaysian stringer following which Dato' took up the appointment as Editorial Consultant to the Singapore Press Holdings Group. During this period, Dato' was pro-tem secretary of the inaugural Foreign Correspondents Association of Malaysia.** **Dato' left Singapore Press Holdings Group in 1996 to become the General Manager of FACB Berhad and handled several business operations of the Group in Cambodia, including Cambodia Times newspaper and the Regent College of Higher Education in Phnom Penh besides being the overall head of the unit handling media relations for the Group.** **In 1997, Dato' left FACB Berhad to focus on his own business.** **In 2000, Dato' joined MBf Holdings Berhad and MBf Capital Berhad as Directors of these companies. He is currently the Non-Executive Chairman of MBf Capital Berhad.** **Dato' joined the Board of TA Enterprise Berhad and TA Securities Berhad on 20 December 2000 and 1 March 2001 respectively. Dato' was also appointed to the Board of FACB Industries Incorporated Berhad and FACB Resorts Berhad on 2 July 2001, which he subsequently resigned from the Boards of these 2 companies on 30 June 2002.**
* Directorship of public companies (if any)	:	**MBf Holdings Berhad & Group** **MBf Capital Berhad** **TA Securities Berhad** **TA Enterprise Berhad** **Taylor's Education Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**

Remarks :

Dato' Kalimullah resigned as an Executive Director of MBf Holdings Berhad effective 1 August 2002. He shall remain as a Non-Executive Director of MBf Holdings Berhad from the date thereof.

Yours faithfully,
For and on behalf of
MBf Holdings Berhad

Ding Lien Bing
Company Secretary

Dated : 31 July 2002

Form Version 2.0

Financial Result Announcement

Reference No **MH-020805-56952**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**MBf HOLDINGS BERHAD**
* Stock name	:	**MBFHLDG**
* Stock code	:	**1236**
* Contact person	:	**Yap Boon Teck**
* Designation	:	**Company Secretary**

*** Financial Year End** : **31-12-2002**

*** Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended * 30-06-2002 .

*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	30-06-2002	30-06-2001	30-06-2002	30-06-2001
			[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	(a)	Revenue	167,794	164,795	327,253	335,780
	(b)	Investment income	0	31	14	247
	(c)	Other income	5,971	6,777	10,007	12,730
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	2,919	5,358	6,942	-2,685
	(b)	Finance Cost	-30,184	-37,424	-60,503	-75,450
	(c)	Depreciation and amortisation	-5,574	-6,040	-10,635	-11,618
	(d)	Exceptional items	0	-1,304	0	13,870

(e)	Profit/(loss) before income tax, minority interests and extraordinary items	-32,839	-39,410	-64,196	-75,883
(f)	Share of profits and losses of associated companies	264	340	596	337
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	-32,575	-39,070	-63,600	-75,546
(h)	Income tax	-968	-2,487	-4,739	-3,617
(i) (i)	Profit/(loss) after income tax before deducting minority interests	-33,543	-41,557	-68,339	-79,163
(ii)	Minority interests	-2,244	-2,899	-4,447	-5,259
(j)	Pre-acquisition profit/(loss), if applicable	0	0	0	0
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	-35,787	-44,456	-72,786	-84,422
(l) (i)	Extraordinary items	0	0	0	0
(ii)	Minority interests	0	0	0	0
(iii)	Extraordinary items attributable to members of the company	0	0	0	0
(m)	Net profit/ (loss) attributable to members of the company	-35,787	-44,456	-72,786	-84,422
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	-3.10	-3.90	-6.30	-7.30
(b)	Fully diluted (based on ordinary shares - sen)	0.00	0.00	0.00	0.00
4 (a)	Dividend per share (sen)	0.00	0.00	0.00	0.00
(b)	Dividend Description				

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	-1.1370	-1.0660

Remark :

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

MBfHjun02.x

APPENDIX IIIA

MBf HOLDINGS BERHAD (5223-k)
UNAUDITED QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FINANCIAL QUARTER ENDED 30 JUNE 2002

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2002 RM'000	CORRESPONDING PRECEDING YEAR QUARTER 30/6/2001 RM'000	CURRENT YEAR ENDED 30/6/2002 RM'000	CORRESPONDING PRECEDING YEAR ENDED 30/6/2001 RM'000
1 (a) Turnover	**167,794**	164,795	**327,253**	335,780
(b) Investment income	**-**	31	**14**	247
(c) Other income including interest income	**5,971**	6,777	**10,007**	12,730
2 (a) Operating profit/(loss) before interest on borrowings, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	**2,919**	5,358	**6,942**	(2,685)
(b) Interest on borrowings	**(30,184)**	(37,424)	**(60,503)**	(75,450)
(c) Depreciation and amortisation	**(5,574)**	(6,040)	**(10,635)**	(11,618)
(d) Exceptional gain / (Loss)	**-**	(1,304)	**-**	13,870
(e) Operating loss after interest on borrowings, depreciation and amortisation and exceptional items but before income tax, minority interests and extraordinary items	**(32,839)**	(39,410)	**(64,196)**	(75,883)
(f) Share in the results of associated companies	**264**	340	**596**	337
(g) Loss before taxation, minority interests and extraordinary items	**(32,575)**	(39,070)	**(63,600)**	(75,546)
(h) Taxation	**(968)**	(2,487)	**(4,739)**	(3,617)
(i) (i) Loss after taxation before deducting minority interests	**(33,543)**	(41,557)	**(68,339)**	(79,163)
(ii) Less minority interests	**(2,244)**	(2,899)	**(4,447)**	(5,259)
(j) Pre-acquisition profit/(Loss),	**-**	-	**-**	-
(k) Loss after taxation attributable to members of the company	**(35,787)**	(44,456)	**(72,786)**	(84,422)
(l) (i) Extraordinary items	**-**	-	**-**	-
(ii) Less minority interests	**-**	-	**-**	-
(iii) Extraordinary items attributable to members of the company	**-**	-	**-**	-
(m) Loss after taxation and extraordinary items attributable to members of the company	**(35,787)**	(44,456)	**(72,786)**	(84,422)
3 Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any:-				
(a) Basic (based on 1,150,910,601 ordinary shares) (sen)	**(3.1)**	(3.9)	**(6.3)**	(7.3)
(b) Fully diluted (based on ordinary shares) (sen)	-	-	-	-

MBf HOLDINGS BERHAD (5223-k)
CONSOLIDATED BALANCE SHEET

		UNAUDITED AS AT CURRENT QUARTER ENDED 30/6/2002 RM'000	AUDITED AS AT PRECEDING FINANCIAL YEAR END 31/12/2001 RM'000
	Non-Current assets		
1	Property, plant and equipment	222,604	226,779
2	Land and development expenditure	166,286	165,931
3	Long term receivables	50,210	47,338
4	Other investments	28,094	28,540
5	Investments in associated companies	14,934	14,598
6	Reserve on consolidation, net	(11,488)	(11,492)
7	Intangible assets	-	-
8	**Current assets**		
	Stocks	135,232	134,220
	Trade debtors	46,734	50,387
	Due from non-consolidated subsidiaries	25	2,899
	Cash & bank balances	21,441	29,242
	Deposits	113,734	114,730
	Development properties	49,785	47,803
	Properties held for resale	104,838	105,824
	Due from associated companies	15,469	14,170
	Financing receivables	83,644	83,242
	Sundry debtors	97,479	94,157
		668,381	676,674
9	**Current Liabilities**		
	Bank overdrafts	48,988	49,086
	Short term borrowings	680,207	685,831
	Provision for liabilities	94,479	88,645
	Trade creditors	167,635	160,639
	Other creditors	1,129,445	1,069,286
	Taxation	31,937	35,516
	Due to customers for construction contracts	1,145	1,852
	Due to associated companies	118	114
		2,153,954	2,090,969
10	**Net current liabilities**	**(1,485,573)**	**(1,414,295)**
		(1,014,933)	**(942,601)**
11	**Shareholders' Deficit**		
	Share capital	575,455	575,455
	Reserves		
	Share premium	513,842	513,842
	Capital reserve	9,287	9,287
	Exchange fluctuation reserve	(21,771)	(13,310)
	Sinking fund	2,053	1,908
	Retained loss	(2,387,239)	(2,314,308)
		(1,883,828)	(1,802,581)
	Shareholders' Deficit	**(1,308,373)**	**(1,227,126)**
12	Minority interest	85,557	81,263
13	Provision for liabilities	808	794
14	Long term loans	114,149	109,507
15	Long term payable	90,701	90,701
16	Deferred taxation	2,225	2,260
		(1,014,933)	**(942,601)**
17	Net tangible assets per share(RM)	**(1.137)**	**(1.066)**

MBf HOLDINGS BERHAD (5223-k)

NOTES TO THE UNAUDITED QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FINANCIAL QUARTER ENDED 30 JUNE 2002

Notes

1 **Accounting Policies**

The accounts of the Group are prepared using the same accounting policies, method of computation and basis of consolidation as those used in the preparation of the most recent financial statements which is in compliance with the Accounting Standards applicable for the current financial year.

2 **Exceptional Items**

No exceptional item is included in the above results.

3 **Extraordinary Items**

No extraordinary item is included in the above results.

4 **Taxation**

Taxation comprises:-

	CURRENT YEAR QUARTER 30/6/2002 RM'000	CURRENT YEAR ENDED 30/6/2002 RM'000
Taxation based on profits for the period	3,214	5,490
Overprovision in prior year	(1,161)	(797)
	2,053	4,693
Deferred taxation	(1,085)	46
	968	4,739

5 **Pre-acquisition profits**

No pre-acquisition profits is included in the above results.

6 **Profits on sale of investment securities and properties**

For the financial period under review, the Group recorded:-

	RM'000
Loss on disposal of investment properties	(24)
Profit on sale of quoted shares in Malaysia	38
Total	14

7 **Quoted Securities**

a) Total purchases and disposals of quoted securities for the financial period are as follows:-

	Quoted in Malaysia RM'000
(i) Total Purchases	0
(ii) Total Disposals	446
(iii)Total gain on disposals	38

b) Total investments in quoted securities as at 30 June 2002 are as follows:-

	Quoted in Malaysia RM'000
(i) Quoted shares in Malaysia,at cost	85,671
Provision for diminution	(82,074)
(ii) Net book Value	3,597
(iii) Market value *	19,093

* The market value of certain quoted shares (which have been suspended from trading) is computed based on the market price immediately prior to suspension. The carrying value of these quoted shares have been written down to its estimated net realisable value which is lower than the market value computed based on the last traded price prior to its suspension.

8 **Changes in Composition of the Group**

During the current financial quarter, a subsidiary company namely MBf Nominees (S) Pte Ltd was stuck off from the register by the Registrar of Companies and Business in Singapore.

9 **Status of Corporate Proposals**

The following are the corporate proposals that have been announced but not completed as at the date of this announcement :-

a) Proposed disposal of a piece of land known as H. S. (D) No. 3058/95, Lot P.T.1523, Mukim Padang Meha, Daerah Kulim, Negeri Kedah measuring approximately 100.6 hectares by Alamanda Development Sdn Bhd, a subsidiary of MBf Holdings Berhad to ECK Construction Sdn Bhd ["ECK"] for a total consideration of RM12,747,398.

The transaction is pending confirmation of payment of redemption sum of RM5.0 million to the project financier.

b) Alliance Merchant Bank Berhad was appointed as the Main Advisor and Ernst & Young as the Corporate Advisor and Administrator for the proposed Scheme of Arrangement ("SOA") involving MBf Holdings Berhad ("MBfH") and its selected subsidiaries ("the Group") to restructure the Group's borrowings with their lenders and creditors.

The proposed SOA which involve, inter alia, the restructuring of debts, including compromising the lenders of the relevant related corporations and a capital reduction in MBfH were approved by the shareholders of MBfH at an Extraordinary General Meeting held on 10 January 2001. The sanction from the High Court of Malaya at Kuala Lumpur was granted on 17 April 2001. The shareholders of MBfH have also approved, amongst others, the following resolutions :-

- proposed acquisition of 480,000,000 ordinary shares representing approximately 95.96% of the issued and paid-up share capital of MBf Carpenters Limited from MBf Asia Capital Corporation Holdings Limited, a wholly-owned subsidiary of MBfH;

- proposed acquisition of 2,685,150 ordinary shares of RM1.00 each representing 51% of the issued and paid-up share capital of MBF Cards (M'sia) Sdn Bhd from MBf Asia Capital Corporation Limited, a wholly-owned subsidiary of MBfH.

MBfH has obtained approvals from the various regulatory authorities for the proposed SOA including approval by the Securities Commission for a further extension of until 31 December 2002 to implement the proposed SOA.

MBfH is currently in the midst of finalising the legal documentation for execution with the parties involved in the proposed SOA.

The implementation of the scheme will involve amongst others, submission of application to the Kuala Lumpur Stock Exchange for the listing and quotation for the new MBfH shares and warrants to be issued pursuant to the proposed SOA in due course.

Barring any unforeseen circumstances, the proposed SOA is now anticipated to complete by November 2002. The primary objective of the proposed SOA is to restructure the Group's debt obligations so that they may resume normal operations, return to profitability and service their restructured obligations.

c) MBf Hotels (M) Sdn Bhd (MBf Hotels), an ultimate subsidiary of MBf Holdings Berhad, had obtained an extension of the Restraining Order (RO) under Section 176 of the Companies Act, 1965 from the High Court of Malaya at Kuala Lumpur for a further period of 90 days from 19 April 2002. The extension of the RO subsequently lapsed on 19 July 2002.

The Court convened creditors' meetings was held on 27 May 2002 to consider a proposed Scheme of Arrangement to compromise the debts due to its creditors. Out of three schemes, two were not approved. As the entire scheme was inter-conditional, management of MBf Hotels would pursue further discussions with the creditors, failing which, the company may have to be put into liquidation.

MBf Hotels had suffered losses in the running of the hotel suites and was unable to pay the guaranteed rentals to all the unit owners of Sandy Bay Paradise Resort, Penang and Paradise Malacca Village Resort.

10 **Seasonal or Cyclical Factors**

The business operations of the Group are not materially affected by any seasonal or cyclical factors.

11 **Debts and equities securities**

There were no issuance and repayment of debt and equity securities, share buy backs, share cancellations, shares held as treasury shares and resale of treasury shares during the financial year to date.

12 **Group borrowings as at 30.6.2002 :-**

a) **Long term loans**

	RM'000
- Secured	114,535
-Unsecured	350,091
	464,626
Portion payable within one year	(351,784)
	112,842
Hire purchase and lease payable due more than one year	1,307
Total long term loans	**114,149**

b) **Short term borrowings**

Secured	
Bank Overdrafts	48,003
Short term loans	177,438
Hire purchase and lease payable due within one year	1,183
Portion of term loan payable within one year	1,693
Trust Receipts and bankers' acceptances	30,263
Revolving Loans	61,521
Margin Accounts	34,102
Sub-total	**354,203**
Unsecured	
Bank Overdrafts	985
Short term loans	3,430
Portion of term loan payable within one year	350,091
Trust Receipts and bankers' acceptances	1,583
Revolving Loans	18,903
Sub-total	**374,992**
Total short term borrowings	**729,195**

c) Bank borrowings denominated in foreign currencies are as follows :-

	Foreign Currency'000
Denominated in Australian Dollar	13,530
Denominated in Fijian Dollar	4,995
Denominated in Kina	19,699
Denominated in Samoa Tala	791
Denominated in Singapore Dollar	47
Denominated in Thai Baht	36,650
Denominated in US Dollar	130,188

13 **Contingent Liabilities**

Details of contingent liabilities as at 30.6.2002 :-

	RM'000
Guarantees in respect of:-	
Guarantees extended in support of banking and other credit facilities granted to:-	
Associated companies	
-secured	-
-unsecured	12,550
Others	
-secured	21,316
-unsecured	156,433
Unsecured :	
Claim in respect of damages allegedly suffered relating to a property development project of a wholly-owned subsidiary in which no loss is expected	2,042
Civil claims for personal injuries instituted against a wholly-owned foreign subsidiary	898
Conversion premium of present use of land and building disposed off in prior year	1,050
Others	2,197
	196,486

14 **Off Balance Sheet Financial Instruments**

The Group does not have any financial instruments with off balance sheet risk at the date of issuance of this report.

15 **Material Litigation**

There are no material litigation as at the date of this announcement except for the following mentioned herein below:-

a) The occupants of Blocks 2 & 3 of Highland Towers ("Plaintiffs") have commenced a group action against MBf Property Services Sdn Bhd ("MBfPS"), a subsidiary of the Company for damages and losses suffered due to the collapse of Block 1 of Highland Towers. On 11 August 2000, the High Court of Kuala Lumpur ("High Court") found MBfPS together with Metrolux Sdn Bhd (the owner and developer of a piece of land at Bukit Antarabangsa where MBfPS acted as its project manager) to be jointly liable for 20% of the damages sustained by the residents of Blocks 2 and 3 of Highlands Towers. MBfPS being one of the ten defendants has appealed against the High Court's decision.

The directors are of the opinion that the maximum exposure, if any, arising from the Judgement amounts to RM10.0 million as advised by the Group's solicitors. However, the eventual quantum of the damages has not been assessed by the High Court and therefore, there is an uncertainty as to the ultimate exposure to be sustained by MBfPS. Pending the outcome of its appeal, no provision for any liability that may result has been made in the accounts of MBfPS or the Group.

In addition to the above, two separate suits have been filed with the High Court for loss of lives, losses of property and compensation in relation to the collapse of Block 1 of Highlands Towers.

These suits have been put in abeyance pending the outcome of the Suit on Blocks 2 and 3. MBfPS is one of the

nine defendants in the suits of Block 1. The directors are unable to ascertain the quantum of damages, if any, at this juncture.

b) A Creditor ("Plaintiff") has commenced legal proceedings against MBf Trading Sdn Bhd, a subsidiary as the borrower and the Company as guarantor ("Defendants"), for the recovery of credit facilities amounting to RM9.1 million.

   The Plaintiffs Application for Summary Judgement was allowed on 8 December 2000. The Defendants had filed an Appeal against the Order dated 8 December 2000 and the said Appeal, was allowed by the court on 23 March 2001. The case which was fixed for trial on 17 July 2001 has now been postponed indefinitely by the court.

c) A Creditor has commenced legal action against the Company ("Defendant") as guarantor to recover a sum of USD4.9 million (RM18.7 million) in respect of credit facilities provided to a subsidiary MBf Trading (S) Pte Ltd. The Plaintiff has filed an Application for Summary Judgement and the application, which was fixed for hearing on 29 November 2001 has been adjourned to 18 February 2002, and subsequently to 28 June 2002 for the judge to deliver his decision. On the said date, the court adjourned the matter to 23 August 2002 and this was subsequently adjourned to 4 October 2002.

d) MBf Card International Ltd ("MCI") a former subsidiary sold its credit card receivables to eBanker USA.Com. Inc for a total consideration of HKD60.2 million (equivalent to approximately RM29.4 million).

   MBf Asia Capital Corporation Holdings Ltd ("MACCH") sold the entire equity interest in the following companies to Online Credit Ltd for a total consideration of HKD21.4 million (equivalent to approximately RM10.4 million) :-

   i. 12,000,000 ordinary shares of HKD10.00 each in MCI for a consideration of HKD21.1 million (equivalent to approximately RM10.29 million).

   ii 1,200,000 ordinary shares of HKD10.00 each in MBf Discount Card (HK) Ltd for a consideration of HKD279,000 (equivalent to approximately RM136,000).

   The remaining balance of the purchase consideration of HKD27.0 million (equivalent to approximately RM13.17 million) for the above transactions are under dispute and an action has been initiated in the High Court of Hong Kong for the recovery of the outstanding sum.

   Online Credit Ltd has through a Point of Defence and Counter Claim dated 8 March 2001, raised several issues to oppose the claim of MACCH. MACCH has replied to these allegations through their Reply and Defence to Counter Claim dated 2 April 2001.

   Online Credit and MACCH has agreed to an amicable settlement on the balance of the purchase consideration and inter-company balances due to MACCH amounting to HK$28.1 million (RM13.66 million) in the following manner:

   a cash payment to MACCH for HK$7.1 million (RM3.45 million);
   b 6 months from settlement date, cash payment to MACCH for HK$700,000 (RM0.34 million);
   c 12 months from settlement date, cash payment to MACCH for HK$700,000 (RM0.34 million);
   d transfer to MACCH 2,160,000 ordinary shares and 249,592 redeemable preference shares for a consideration of HK$14.6 million (RM7.10 million) ("Acquisition") in the capital of Online Credit Card Limited each credited as fully-paid and free from encumbrances and with rights attaching as at the date of transfer and together amounting to 18% of the issued and paid-up capital of Online Credit Card Limited (formerly known as MBf Card International Ltd);
   e MACCH shall utilise a sum of HK$5.0 million (RM2.43 million) from the settlement sum to discharge its obligations under the Deed of Indemnity dated 28 April 2000.

   The Shareholders' Agreement (SA) and the Supplemental Agreement to the SA in respect of item (e) above were executed by both MACCH and Online Credit Limited on 25 June 2002.

e) A Creditor has obtained judgement against MBf Trading Sdn Bhd ("MBfT"), a subsidiary as the borrower and the Company as guarantor ("Defendants"), for the recovery of credit facilities amounting to RM3.0 million. The Defendants have filed a Notice of Appeal against the Order dated 31 July 2001, wherein the appeal, which was fixed for hearing on 9 November 2001, and after 2 adjournments, the hearing is now fixed on 3 March 2003. Following this the Application for Stay of Execution which was filed by the Defendants was originally fixed for hearing on 6 February 2002 and after several postponements the hearing was held on 23 May 2002. On the aforesaid hearing date, an Order for Stay of Execution pending the disposal of the Appeal has been obtained. Plaintiff has filed a Notice of Appeal to the judge in Chambers to the Order for Stay of Execution, wherein a hearing date has not been fixed.

16 **Segmental Reporting**

Segmental analysis for the current financial year to date :

a)Analysis by activity:

	Operating Revenue RM'000	(Loss)/Profit Before Taxation RM'000	Total Assets Employed RM'000
Financial services	63,498	(28,367)	408,042
Trading and manufacturing	97,000	(3,650)	100,629
Property and hospitality	8,221	(34,697)	388,744
Education	-	(1,083)	9,916
Motor	109,036	(106)	92,198
Management services and others	49,498	3,707	124,558
	327,253	(64,196)	1,124,087
Group's share of turnover and profit/(loss) of associated companies			
Financial	-	5	0
Trading and manufacturing	-	73	14,674
Education,property & others	-	518	260
	-	596	14,934
	327,253	(63,600)	1,139,021

b)Analysis by geographical location:

	Operating Revenue RM'000	(Loss)/Profit Before Taxation RM'000	Total Assets Employed RM'000
Malaysia	84,184	(20,767)	612,763
Other ASEAN countries	693	59	11,728
Hong Kong and China	31	(54,803)	176,033
Australia and South Pacific Islands	242,232	11,308	302,228
United States of America	113	7	21,335
	327,253	(64,196)	1,124,087
Group's share of turnover and profit/(loss) of associated companies			
Malaysia	-	53	266
Other ASEAN countries	-	-	5
Australia and South Pacific Islands	-	543	14,663
	-	596	14,934
	327,253	(63,600)	1,139,021

17 **Material changes in quarterly results compared to the results of the preceding quarter.**
For the quarter ended 30 June 2002, the Group recorded a pre-tax loss of RM32.6 million as compared to the preceding quarter pre-tax loss of RM31.0 million. The current quarter loss was mainly due to interest on borrowings.

18 **Review of results**
The Group recorded a turnover and a pre-tax loss of RM167.8 million and RM32.6 million respectively for the current quarter ended 30 June 2002. For the year ended 30 June 2002, turnover and pre-tax loss were reported at RM327.3 million and RM63.6 million respectively. The loss was mainly due to interest on borrowings.

19 **Current Year Prospects**
Pursuant to the revamped Listing Requirements of the Exchange and the Practice Note No. 4/2001 in relation to the financial condition of the affected listed issuer, the Company accordingly is required to comply with the requirements as the Group has a shareholders' deficit of RM1,308 million as at 30 June 2002.

The ability of the Company and its affected subsidiaries to continue as a going concern is dependent on the successful implementation of the on going restructuring exercise, which is currently in the midst of finalising the legal documentation for execution with the parties involved in the proposed scheme of arrangement (SOA). Barring any unforeseen circumstances, the proposed SOA is anticipated to complete by November 2002.

20 **Variance of Actual Profit from Forecast Profit**
Not applicable

21 **Dividend**
No interim dividend has been recommended.

By the Order Of The Board
MBf HOLDINGS BERHAD

Yap Boon Teck
Company Secretary

Date : 26 August 2002

18

Form Version 2.0

General Announcement

Reference No **MH-020814-41341**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **MBf Holdings Berhad**
*	Stock name	: **MBFHLDG**
*	Stock code	: **1236**
*	Contact person	: **Yap Boon Teck**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SALE OF PROPERTY FOR SETTLEMENT OF DEBTS

* **Contents :-**

The Board of MBf Holdings Berhad (MBfH) would like to inform the Exchange that MBf Properties Holdings (HK) Limited ["MBfPHHK"] has entered into an Agreement with Island Communication Investments Limited for the sale of property located at Units 1 to 10 on 26th Floor of Island Place Tower, 510 King's Road, North Point, Hong Kong ["the Property"] for a total cash consideration of HK$48 million (equivalent to RM23.5 million)

The consideration was arrived at on a willing buyer and willing seller basis.

MBfPHHK is a wholly-owned subsidiary of MBf Asia Capital Corporation Holdings Limited, which in turn is wholly-owned by MBfH.

Utilisation of Proceeds from the Transaction

The sale proceeds shall be utilised as part settlement of an outstanding loan of HK$155 million as at 31 May 2002 (equivalent to RM75.9 million) due to Industrial and Commercial Bank of China (Asia) Limited (formerly known as Union Bank of Hong Kong Limited) ["ICBC"]. The parties will continue negotiations on the terms for the balance of the outstanding loan (shortfall) arising from the aforesaid sale.

MBfPHHK had earlier obtained a Loan facility of HK$118,720,000 (RM58.2 million) in 1997 from ICBC to part finance the purchase of the Property. The facility was secured by a first legal charge over the Property and a Corporate Guarantee by MBfH.

There were subsequent revision on the terms of the outstanding loan which then amounted to HK128,537,356.08 (RM63 million) by compounding 8% interest per

annum for a period of 5 years, thereby increasing the Restructured Principal Loan to HK$188,863,600 (RM92.5 million). All rentals received in respect of the Property by MBfPHHK were also assigned to ICBC.

Prior to above, both MBfPHHK and ICBC have been negotiating on terms of settlement. As final negotiations could not be reached by the parties coupled with time constraint, ICBC proceeded to appoint Messrs Stephen Liu Yiu Keung and Yeo Boon Ann, both of Ernst & Young in Hong Kong as Receivers on 21 August 2002 for the Property.

The aforesaid sale of Property was subsequently agreed by the parties and the Receivers had resigned on 26 August 2002.

Rationale for the Transaction

The Directors view that the transaction is in the best interest of the Group as the property market in Hong Kong is not expected to improve in the near future. There will be an estimated savings in interest of HK$15.9 million (RM7.8 million) per annum.

Financial Effect of the Transaction

MBfPHHK acquired the Property for HK$169,600,000 (equivalent to RM83.1 million) on 31 July 1997 and its net book value as at 31 May 2002 was at HK$64 million (RM31.4 million)

The above transaction is not expected to have any material effects on the earnings and net tangible assets of the Group. However, the sale would result in a net loss of HK$16 million (RM7.9 million) for the financial year ending 31 December 2002 due to the difference between the market value and net book value of the Property .

Approvals Required

The transaction is not subject to approval of the shareholders of MBfH and the relevant governmental authorities.

Directors' and Substantial Shareholders' Interest

None of the Directors, substantial shareholders and/or person connected to the Directors and/or substantial shareholders, has any interest, direct or indirect in the transaction.

Directors' Recommendation

The Directors of MBfH, having considered all aspects of the transaction, are of the opinion that the transaction is in the best interest of the Company and the terms and conditions are fair and reasonable.

Documents for Inspection

The Agreement may be inspected at the registered office of MBfH at Block B1, Level 9, Pusat Dagang Setia Jaya (Leisure Commerce Square), No. 9 Jalan PJS8/9, 46150 Petaling Jaya, Selangor Darul Ehsan within fourteen (14) days

from the date of this announcement pertaining to the transaction.

Yours faithfully,
For and on behalf of
MBf Holdings Berhad

Yap Boon Teck
Company Secretary

Dated : 30 August 2002

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Reference No **MH-020926-37358**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **MBf Holdings Berhad**
*	Stock name	: **MBFHLDG**
*	Stock code	: **1236**
*	Contact person	: **Yap Boon Teck**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ACQUISITION OF 50.1% EQUITY INTEREST IN CARPENTERS PROPERTIES LIMITED

* **Contents :-**

The Board of MBf Holdings Berhad ["MBfH"] would like to inform the Exchange that its ultimate subsidiary company namely W.R. Carpenter (South Pacific) Limited ["WRC"] has entered into a Sale and Purchase Agreement with Fijian Holdings Limited ["FHL"] for the acqusition of the remaining 50.1% equity interest comprising 5,000,001 fully paid ordinary "A" class shares of F$1.00 each in Carpenters Properties Limited (CPL) for a total consideration of F$10,000,000 (equivalent to RM17.81 million), which will be paid out of internal funds.

Information of WRC

WRC is an investment holding company incorporated in Fiji. It has an authorised share capital of F$20,000,000 divided into 10,000,000 ordinary shares of F$2.00 each. The paid up share capital is F$15,990,180 divided into 7,995,090 ordinary shares of F$2.00 each.

WRC is a wholly-owned subsidiary of MBf Carpenters (Australia) Pty Ltd, which in turn is wholly-owned by MBf Carpenters Limited ["MBfCL"]. MBfH has an equity interest of 97.59% in MBfCL through MBf International Limited and MBf Asia Capital Corporation Holdings Limited.

Information of CPL

CPL is incorporated in Fiji and its principal activity is that of a property owner and adminstrator. The authorised share capital is F$20,000,000 divided into 10,000,000 Class A shares of F$1.00 each and 10,000,000 Class B shares of F$1.00 each. The paid up share capital is F$10,000,000 divided into 5,000,001 Class A shares of F$1.00 each and 4,999,999 Class B shares of F$1.00 each. Prior to the aforesaid acquisition, WRC is the sole shareholder for Class B

shares.

Information of FHL (Vendor)

FHL is a premier investing company incorporated in Fiji to promote the interest of the indigenious people of Fiji.

Rationale for the Transaction

The transaction was undertaken as most ot the key operations of the WRC Group are housed in properties belonging to CPL in prime locations throughout Fiji. As CPL was majoirty owned by FHL, WRC was not in a position to develop these properties to exploit business opportunities that abound in a growing market.

With full ownership of CPL, WRC will now be able to maximise the commercial potential of the CPL properties and this is expected to contribute positively to the Group.

Financial Effect of the Transaction

The transaction is not expected to have any material effects on the earnings and net tangible assets of MBfH Group for the current financial year ending 31 December 2002.

Approvals Required

The transaction is not subject to the approval of the shareholders of MBfH and the relevant Governmental authorities. However, WRC has to obtain approval from the Reserve Bank of Fiji and the Fiji Trade and Investment Board.

Directors' And Substantial Shareholders' Interest

None of the Directors, substantial shareholders and/or person connected to the Directors and/or substantial shareholders, has any direct or indirect interest in the transaction.

Directors' Recommendation

The Directors of MBfH, having considered all aspects of the transaction, are of the opinion that the transaction is in the best interest of the Company and the terms and conditions are fair and reasonable.

Document for Inspection

The Sale and Purchase Agreement between WRC and FHL may be inspected at the registered office of MBfH at Block B1, Level 9, Pusat Dagang Setia Jaya (Leisure Commerce Square), No. 9 Jalan PJS8/9, 46150 Petaling Jaya,

Selangor Darul Ehsan within fourteen (14) days from the date of this announcement pertaining to the transaction.

Yours faithfully,
For and on behalf of
MBf Holdings Berhad

Yap Boon Teck
Company Secretary

Dated : 3 October 2002

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

20

Form Version 2.0

General Announcement

Reference No **MH-021120-64414**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**MBf Holdings Berhad**
* Stock name	:	**MBFHLDG**
* Stock code	:	**1236**
* Contact person	:	**Yap Boon Teck**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
WINDING-UP ORDER ON TIMESHARE RESORTS SDN BHD

* **Contents :-**

Further to our announcement on 22 May 2002 on the above matter, MBf Holdings Berhad would like to inform the Exchange that a winding-up Order has been obtained by a creditor known as Tenaga Bersih Sdn Bhd against its ultimate wholly-owned subsidiary, Timeshare Resorts Sdn Bhd (TRSB) on 20 November 2002.

Yours faithfully,
For an on behalf of
MBf Holdings Berhad

Yap Boon Teck
Company Secretary

Dated : 25 November 2002

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Financial Results

Reference No **MH-021119-52708**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **MBf HOLDINGS BERHAD**
*	Stock name	: **MBFHLDG**
*	Stock code	: **1236**
*	Contact person	: **YAP BOON TECK**
*	Designation	: **COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **30-09-2002**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : **31-12-2002**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

MBfH092002.

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-09-2002**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30-09-2002	30-09-2001	30-09-2002	30-09-2001
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	218,675	198,165	545,928	533,945
2	Profit/(loss) before tax	-16,468	-23,957	-80,068	-99,503
3	Profit/(loss) after tax and minority interest	-28,194	-35,806	-100,980	-120,228
4	Net profit/(loss) for the period	-28,194	-35,806	-100,980	-120,228
5	Basic earnings/(loss) per share (sen)	-2.45	-3.11	-8.77	-10.45
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	-1.1623	-1.0126

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 30-09-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30-09-2001 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 30-09-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30-09-2001 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	14,035	10,562	7,053	6,503
2	Gross interest income	1,858	1,542	5,147	5,168
3	Gross interest expense	32,378	35,839	92,881	111,289

Note: The above information is for the Exchange internal use only.

MBf HOLDINGS BERHAD (5223-K)

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE QUARTER ENDED 30 SEPTEMBER 2002 (UNAUDITED)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR ENDED 30/9/2002 RM'000	CORRESPONDING PRECEDING YEAR ENDED 30/9/2001 RM'000	CURRENT YEAR ENDED 30/9/2002 RM'000	CORRESPONDING PRECEDING YEAR ENDED 30/9/2001 RM'000
Revenue	**218,675**	198,165	**545,928**	533,945
Operating Expenses	**(208,991)**	(200,246)	**(549,958)**	(563,306)
Other Operating Income	**4,351**	12,643	**11,083**	35,864
Profit from Operations	**14,035**	10,562	**7,053**	6,503
Finance costs, net	**(30,520)**	(34,297)	**(87,734)**	(106,121)
Share of profits/(losses) of associated companies	**17**	(222)	**613**	115
Loss before tax	**(16,468)**	(23,957)	**(80,068)**	(99,503)
Taxation	**(6,349)**	(7,667)	**(11,088)**	(11,284)
Loss after tax	**(22,817)**	(31,624)	**(91,156)**	(110,787)
Minority Interest	**(5,377)**	(4,182)	**(9,824)**	(9,441)
Net Loss for the period	**(28,194)**	(35,806)	**(100,980)**	(120,228)
EPS - Basic	**(2.45)**	(3.11)	**(8.77)**	(10.45)
- Diluted	**N/A**	N/A	**N/A**	N/A

(The Condensed Consolidated Income Statements should be read in conjunction with the Annual Financial Report for the year ended 31st December 2001)

MBf HOLDINGS BERHAD (5223-K)

CONDENSED CONSOLIDATED BALANCE SHEETS

	UNAUDITED AS AT CURRENT QUARTER ENDED 30/9/2002 RM'000	AUDITED AS AT PRECEDING FINANCIAL YEAR END 31/12/2001 RM'000
Non-Current assets		
Property, plant and equipment	254,313	226,779
Land and development expenditure	165,685	165,931
Long term receivables	50,219	47,338
Other investments	28,094	28,540
Investments in associated companies	1,774	14,598
Reserve on consolidation, net	(14,155)	(11,492)
Current assets		
Stocks	135,428	134,220
Trade debtors	53,513	50,387
Due from non-consolidated subsidiaries	25	2,899
Cash & bank balances	22,085	29,242
Deposits	138,395	114,730
Development properties	47,341	47,803
Properties held for resale	103,990	105,824
Due from associated companies	10,607	14,170
Financing receivables	70,877	83,242
Sundry debtors	96,661	94,157
	678,922	676,674
Current Liabilities		
Bank overdrafts	58,373	49,086
Short term borrowings	677,385	685,831
Provision for liabilities	98,486	88,645
Trade creditors	170,642	160,639
Other creditors	1,162,162	1,069,286
Taxation	33,785	35,516
Due to customers for construction contracts	812	1,852
Due to associated companies	122	114
	2,201,767	2,090,969
Net current liabilities	**(1,522,845)**	**(1,414,295)**
	(1,036,915)	(942,601)
Shareholders' Deficit		
Share capital	575,455	575,455
Reserves	(1,913,212)	(1,802,581)
Shareholders' Deficit	**(1,337,757)**	**(1,227,126)**
Minority interest	90,920	81,263
Long term loans	116,121	109,507
Long term payable	90,701	90,701
Provision for liabilities	981	794
Deferred taxation	2,119	2,260
	(1,036,915)	**(942,601)**
Net tangible assets per share (RM)	**(1.16)**	**(1.01)**

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Annual Financial Report for the year ended 31st December 2001)

MBf HOLDINGS BERHAD (5223-K)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE QUARTER ENDED 30 SEPTEMBER 2002 (UNAUDITED)

	Share capital (RM'000)	Reserve attributable to Capital (RM'000)	Reserve attributable to revenue (RM'000)	Accumulated losses (RM'000)	Total (RM'000)
Balance at beginning of year	575,455	523,129	(11,402)	(2,314,308)	(1,227,126)
Movements during the period (cumulative)	-	-	(9,434)	(101,197)	(110,631)
					-
Balance at end of period	575,455	523,129	(20,836)	(2,415,505)	(1,337,757)

Note: There are no comparative figures as this is the first interim financial report prepared in accordance with MASB 26 Interim Financial Reporting.

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 31st December 2001)

MBf HOLDINGS BERHAD (5223-K)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
FOR THE QUARTER ENDED 30 SEPTEMBER 2002 (UNAUDITED)

	9 MONTHS CURRENT YEAR TO DATE ENDED 30/9/2002 (RM'000)
Cash flows from operating activities	
Net Profit before tax	(80,068)
Adjustment for :-	
Depreciation	15,424
Non-cash items	15,862
Non-operating items	87,301
Operating profit before changes in working capital	38,519
Changes in working capital	
Net Change in current assets	(3,979)
Net Change in current liabilities	19,636
Cash generated from operations	54,176
Interest paid	(12,478)
Taxes paid	(13,091)
Net cash generated from operating activities	**28,607**
Cash flows from Investing Activities	
Uplift of fixed deposits	2,773
Proceeds from disposal of	
- property, plant and equipment	6,844
- investments in quoted shares in Malaysia	484
- properties held for resale	970
Interest received	5,150
Dividend received	1,275
Purchase of property, plant and equipment	(9,953)
Acquisition of Subsidiary(formerly an associate) net of cash acquired	(19,582)
Net cash used in investing activities	**(12,039)**
Cash flows from Financing Activities	
Bank borrowings	(6,001)
Repayment of hire purchase and lease payables	(477)
Net cash used in financing activities	**(6,478)**
Net Increase in Cash & Cash Equivalents	**10,090**
Cash & Cash Equivalents at beginning of year	41,926
Effect of exchange rate changes	(96)
As Restated	**41,830**
Cash & Cash Equivalents at end of September 2002	**51,920**

Note: There are no comparative figures as this is the first interim financial statement prepared in accordance with MASB 26 Interim Financial Reporting.

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Annual Financial Report for the year ended 31st December 2001)

Notes

A1 **Basis of Preparation**

The interim financial report of the Group has been prepared in accordance with MASB 26 Interim Financial Reporting and Appendix 9B of the Kuala Lumpur Stock Exchange Listing Requirements.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the year ended 31 December 2001.

The accounting policies and methods of computation used in the preparation of the quarterly financial report are consistent with those adopted in the audited financial statements for the financial year ended 31 December 2001.

A2 **Status of matters giving rise to the auditor's qualified report in the annual financial statement for the year ended 31 December 2001.**

In the annual financial statements for the year ended 31 December 2001, the auditors report carried a disclaimer of opinion whereby the auditors were unable to form an opinion on the true and fair view of the Group and Company financial statements due to substantial doubt as to whether the Group and Company will be able to continue as a going concern. The ability of the Group and Company to continue as a going concern is dependent upon the successful implementation of the restructuring exercise.

The following are the status of the restructuring exercise:

Alliance Merchant Bank Berhad was appointed as the Main Advisor and Ernst & Young as the Corporate Advisor and Administrator for the proposed Scheme of Arrangement ("SOA") involving MBf Holdings Berhad ("MBfH") and its selected subsidiaries ("the Group") to restructure the Group's borrowings with their lenders and creditors.

The proposed SOA which involve, inter alia, the restructuring of debts, including compromising the lenders of the relevant related corporations and a capital reduction in MBfH were approved by the shareholders of MBfH at an Extraordinary General Meeting held on 10 January 2001. The sanction from the High Court of Malaya at Kuala Lumpur was granted on 17 April 2001. The shareholders of MBfH have also approved, amongst others, the following resolutions :-

- proposed acquisition of 480,000,000 ordinary shares representing approximately 95.96% of the issued and paid-up share capital of MBf Carpenters Limited from MBf Asia Capital Corporation Holdings Limited, a wholly-owned subsidiary of MBfH;

- proposed acquisition of 2,685,150 ordinary shares of RM1.00 each representing 51% of the issued and paid-up share capital of MBF Cards (M'sia) Sdn Bhd from MBf Asia Capital Corporation Limited, a wholly-owned subsidiary of MBfH.

MBfH has obtained approvals from the various regulatory authorities for the proposed SOA including approval by the Securities Commission for a further extension of until 31 December 2002 to implement the proposed SOA.

MBfH is currently in the midst of finalising the legal documentation for execution with the parties involved in the proposed SOA.

The implementation of the scheme will involve amongst others, submission of application to the Kuala Lumpur Stock Exchange for the listing and quotation for the new MBfH shares and warrants to be issued pursuant to the proposed SOA in due course.

Barring any unforeseen circumstances, the proposed SOA is now anticipated to complete by 31 December 2002. The primary objective of the proposed SOA is to restructure the Group's debt obligations so that they may resume normal operations, return to profitability and service their restructured obligations.

A3 Seasonal or Cyclical Factors

The business operations of the Group are not materially affected by any seasonal or cyclical factors except for the plantation division which is totally seasonal.

A4 Unusual Items

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the financial period under review.

A5 Changes in Estimates

There were no changes in estimates of amounts reported in prior quarters of the current financial year or changes in estimates reported in prior financial year that have a material effect in the current quarter.

A6 Pre-acquisition profits

No pre-acquisition profits is included in the above results.

A7 Debts and equities securities

There were no issuance and repayment of debt and equity securities, share buy backs, share cancellations, shares held as treasury shares and resale of treasury shares during the financial year to date.

A8 Dividends Paid

No dividends has been paid, proposed or declared during the current period under review.

A9 Segmental Reporting

(Refer to Appendix I)

A10 Property, Plant and Equipment

The valuation of land and buildings have been brought forward ,without amendment from the previous annual financial report.

A11 Subsequent events

In the opinion of Directors, there were no item, transaction or event of a material nature has arisen during the period from the end of the reporting period to 26 November 2002, which is likely to affect substantially the results of the operations of the Group for the financial period ended 30 September 2002.

A12 Changes in Composition of the Group

During the current financial quarter, a subsidiary company namely W.R. Carpenter (South Pacific) Limited has entered into a Sale and Purchase Agreement with Fijian Holdings Limited for the acquisition of the remaining 50.1% equity interest comprising 5,000,001 fully paid ordinary "A" class shares of F$1.00 each in Carpenters Properties Limited for a total consideration of F$ 10,100,000 (equivalent to RM18.2 million). The fair value of the assets and liabilities assumed from the acquisition of the subsidiary is as follows:-

	RM '000
Property, plant and equipment	39,362
Trade and other receivables	229
Trade and other payables	(7,161)
Bankoverdraft	(1,402)
Net assets	31,028
Less: Initial acquisition cost and share of post acquisiton profits of acquired company as an associate	(10,129)
Net assets acquired	20,899
Reserve on consolidation	(2,719)
Total purchase consideration	18,180
Less: Cash and cash equivalents of subsidiary acquired	1,402
Net cash used for acquisition of subsidiary	19,582

A13 Capital Commitment

As at 30.9.2002 :-	**Group RM'000**
Capital expenditure:	
Contracted but not provided for	1,996
Authorised but not contracted for	-
Operating expenditure:	
Not later than one year	5,066
Later than one year and not later than two years	1,349
Later than two years and not later than five years	124

A14 **Contingent Liabilities**

Details of contingent liabilities as at 30.9.2002 :-

	RM'000
Guarantees in respect of:-	
Guarantees extended in support of banking and other credit facilities granted to:-	
Associated companies	
-secured	-
-unsecured	12,550
Others	
-secured	19,376
-unsecured	155,182
Unsecured :	
Claim in respect of damages allegedly suffered relating to a property development project of a wholly-owned subsidiary in which no loss is expected	2,042
Civil claims for personal injuries instituted against a wholly-owned foreign subsidiary	865
Conversion premium of present use of land and building disposed off in prior year	1,050
Others	2,155
	193,220

ADDITIONAL INFORMATION REQUIRED BY THE KLSE LISTING REQUIREMENTS

B1 Review of performance

The Group recorded a turnover and a pre-tax loss of RM218.7 million and RM16.5 million respectively for the current quarter ended 30 September 2002. For the year to date 30 September 2002, turnover and pre-tax loss were reported at RM545.9 million and RM80.1 million respectively. The loss was mainly due to interest on borrowings.

B2 Variation of results against preceding quarter

For the quarter ended 30 September 2002, the Group recorded a pre-tax loss of RM16.5 million as compared to the preceding quarter pre-tax loss of RM32.6 million. The lower loss for this quarter is attributable to higher operating revenue achieved, an increase of 30% as compared to previous quarter.

B3 Current Year Prospects

Pursuant to the revamped Listing Requirements of the Exchange and the Practice Note No. 4/2001 in relation to the financial condition of the affected listed issuer, the Company accordingly is required to comply with the requirements as the Group has a shareholders' deficit of RM1,338 million as at 30 September 2002.

The ability of the Company and its affected subsidiaries to continue as a going concern is dependent on the successful implementation of the on going restructuring exercise, which is currently in the midst of finalising the legal documentation for execution with the parties involved in the proposed scheme of arrangement (SOA). Barring any unforeseen circumstances, the proposed SOA is anticipated to complete by 31 December 2002.

B4 Variance of Actual Profit from Forecast Profit

The Company has not provided any forecast or profit guarantee in a public document.

B5 Taxation

Taxation comprises:-

	CURRENT YEAR QUARTER 30/9/2002 RM'000	CURRENT YEAR ENDED 30/9/2002 RM'000
Taxation based on profits for the period		
- Malaysian income tax	3,167	6,767
- Foreign tax	3,287	5,173
- Overprovision in prior years	(16)	(813)
	6,438	11,127
Deferred taxation	(92)	(46)
	6,346	11,081
Share of taxation of associated companies	3	7
	6,349	11,088

The disproportionate taxation charge for the Group is due principally to the absence of group relief.

B6 Profits on sale of investment securities and properties

For the financial period under review, the Group recorded:-

	RM'000
Loss on disposal of investment properties	(24)
Profit on sale of quoted shares in Malaysia	38
Total	14

B7 Quoted Securities

Total purchases and disposals of quoted securities for the financial period are as follows:-

	Quoted in Malaysia RM'000
(i) Total Purchases	0
(ii) Total Disposals	446
(iii)Total gain on disposals	38

Total investments in quoted securities as at 30 September 2002 are as follows:-

	Quoted in Malaysia RM'000
(i) Quoted shares in Malaysia, at cost	85,671
Provision for diminution	(82,074)
(ii) Net book Value	3,597
(iii) Market value *	19,093

* The market value of certain quoted shares (which have been suspended from trading) is computed based on the market price immediately prior to suspension. The carrying value of these quoted shares have been written down to its estimated net realisable value which is lower than the market value computed based on the last traded price prior to its suspension.

B8 Status of Corporate Proposals

The following are the corporate proposals that have been announced but not completed as at the date of this announcement :-

a) Proposed disposal of a piece of land known as H. S. (D) No. 3058/95, Lot P.T.1523, Mukim Padang Meha, Daerah Kulim, Negeri Kedah measuring approximately 100.6 hectares by Alamanda Development Sdn Bhd, a subsidiary of MBf Holdings Berhad to ECK Construction Sdn Bhd ["ECK"] for a total consideration of RM12,747,398.

The transaction is pending presentation of the Memorandum of Transfer to the land office.

b) Alliance Merchant Bank Berhad was appointed as the Main Advisor and Ernst & Young as the Corporate Advisor and Administrator for the proposed Scheme of Arrangement ("SOA") involving MBf Holdings Berhad ("MBfH") and its selected subsidiaries ("the Group") to restructure the Group's borrowings with their lenders and creditors.

The proposed SOA which involve, inter alia, the restructuring of debts, including compromising the lenders of the relevant related corporations and a capital reduction in MBfH were approved by the shareholders of MBfH at an Extraordinary General Meeting held on 10 January 2001. The sanction from the High Court of Malaya at Kuala Lumpur was granted on 17 April 2001. The shareholders of MBfH have also approved, amongst others, the following resolutions :-

- proposed acquisition of 480,000,000 ordinary shares representing approximately 95.96% of the issued and paid-up share capital of MBf Carpenters Limited from MBf Asia Capital Corporation Holdings Limited, a wholly-owned subsidiary of MBfH;

- proposed acquisition of 2,685,150 ordinary shares of RM1.00 each representing 51% of the issued and paid-up share capital of MBF Cards (M'sia) Sdn Bhd from MBf Asia Capital Corporation Limited, a wholly-owned subsidiary of MBfH.

MBfH has obtained approvals from the various regulatory authorities for the proposed SOA including approval by the Securities Commission for a further extension of until 31 December 2002 to implement the proposed SOA.

MBfH is currently in the midst of finalising the legal documentation for execution with the parties involved in the proposed SOA.

The implementation of the scheme will involve amongst others, submission of application to the Kuala Lumpur Stock Exchange for the listing and quotation for the new MBfH shares and warrants to be issued pursuant to the proposed SOA in due course.

Barring any unforeseen circumstances, the proposed SOA is now anticipated to complete by 31 December 2002. The primary objective of the proposed SOA is to restructure the Group's debt obligations so that they may resume normal operations, return to profitability and service their restructured obligations.

c) MBf Hotels (M) Sdn Bhd (MBf Hotels), an ultimate subsidiary of MBf Holdings Berhad, had obtained an extension of the Restraining Order (RO) under Section 176 of the Companies Act, 1965 from the High Court of Malaya at Kuala Lumpur for a further period of 90 days from 19 April 2002. The extension of the RO subsequently lapsed on 19 July 2002.

The Court convened creditors' meetings was held on 27 May 2002 to consider a proposed Scheme of Arrangement to compromise the debts due to its creditors. Out of three schemes, two were not approved.

Management of MBf Hotels is currently negotiating with the unit owners of Sandy Bay Paradise Resort, Penang (SBPR) and Paradise Malacca Village Resort (PMVR) on a separate basis and would put forth a revised proposed Scheme of Arrangement separately.

MBf Hotels had suffered losses in the running of the hotel suites and was unable to pay the guaranteed rentals to all the unit owners of Sandy Bay Paradise Resort, Penang and Paradise Malacca Village Resort.

B9 **Group borrowings as at 30.9.2002 :-**

	RM'000
Long term loans	
- Secured	116,028
- Unsecured	350,091
	466,119
Portion payable within one year	(351,305)
	114,814
Hire purchase and lease payable due more than one year	1,307
Total long term loans	**116,121**
Short term borrowings	
Secured	
Bank Overdrafts	57,308
Short term loans	175,992
Hire purchase and lease payable due within one year	563
Portion of term loan payable within one year	1,214
Trust Receipts and bankers' acceptances	30,263
Revolving Loans	61,521
Margin Accounts	35,482
Sub-total	**362,343**
Unsecured	
Bank Overdrafts	1,065
Short term loans	1,786
Portion of term loan payable within one year	350,091
Trust Receipts and bankers' acceptances	1,574
Revolving Loans	18,899
Sub-total	**373,415**
Total short term borrowings	**735,758**

Bank borrowings denominated in foreign currencies are as follows :-

	Foreign Currency'000
Denominated in Australian Dollar	13,383
Denominated in Fijian Dollar	11,882
Denominated in Kina	15,780
Denominated in Samoa Tala	565
Denominated in Singapore Dollar	56
Denominated in Thai Baht	29,800
Denominated in US Dollar	130,576

B10 **Off Balance Sheet Financial Instruments**

A subsidiary of the Group enters into forward agricultural commodity sale contracts to fix the selling price in foreign currency of a proportion of its anticipated future production. All forward commodity contracts are completed by delivery of physical future production. At 30 September 2002, the value of forward agricultural commodity sales was RM11.7 million.(KinaS12.5 million)

Forward Commodity Contracts	Principal amount (RM'000)	1 month or less (RM'000)	> 1 - 3 months (RM'000)	> 3 - 6 months (RM'000)	> 6 - 12 months (RM'000)
Coffee forward contracts	4,117	2,061	1,241	815	-
Tea forward contracts	5,785	1,888	1,159	1,020	1,718
Cocoa forward contracts	1,771	483	367	758	163
	11,673	4,432	2,767	2,593	1,881

B11 **Material Litigation**

There are no material litigation as at the date of this announcement except for the following mentioned herein below:-

a) The occupants of Blocks 2 & 3 of Highland Towers ("Plaintiffs") have commenced a group action against MBf Property Services Sdn Bhd ("MBfPS"), a subsidiary of the Company for damages and losses suffered due to the collapse of Block 1 of Highland Towers. On 11 August 2000, the High Court of Kuala Lumpur ("High Court") found MBfPS together with Metrolux Sdn Bhd (the owner and developer of a piece of land at Bukit Antarabangsa where MBfPS acted as its project manager) to be jointly liable for 20% of the damages sustained by the residents of Blocks 2 and 3 of Highlands Towers. MBfPS being one of the ten defendants has appealed against the High Court's decision.

The directors are of the opinion that the maximum exposure, if any, arising from the Judgement amounts to RM10.0 million as advised by the Group's solicitors. However, the eventual quantum of the damages has not been assessed by the High Court and therefore, there is an uncertainty as to the ultimate exposure to be sustained by MBfPS. Pending the outcome of its appeal, no provision for any liability that may result has been made in the accounts of MBfPS or the Group.

In addition to the above, two separate suits have been filed with the High Court for loss of lives, losses of property and compensation in relation to the collapse of Block 1 of Highlands Towers.

These suits have been put in abeyance pending the outcome of the Suit on Blocks 2 and 3. MBfPS is one of the nine defendants in the suits of Block 1. The directors are unable to ascertain the quantum of damages, if any, at this juncture.

b) A Creditor ("Plaintiff") has commenced legal proceedings against MBf Trading Sdn Bhd, a subsidiary as the borrower and the Company as guarantor ("Defendants"), for the recovery of credit facilities amounting to RM9.1 million.

The Plaintiff's Application for Summary Judgement was allowed on 8 December 2000. The Defendants had filed an Appeal against the Order dated 8 December 2000 and the said Appeal, was allowed by the court on 23 March 2001. The case which was fixed for trial on 17 July 2001 has now been postponed indefinitely by the court.

c) A Creditor has commenced legal action against the Company ("Defendant") as guarantor to recover a sum of USD4.9 million (RM18.7 million) in respect of credit facilities provided to a subsidiary, MBf Trading (S) Pte Ltd. The Plaintiff has filed an Application for Summary Judgement and the application, which was fixed for hearing on 29 November 2001 has been adjourned several times. The next date has now been fixed on 7 January 2003.

d) A Creditor has obtained judgement against MBf Trading Sdn Bhd ("MBfT"), a subsidiary as the borrower and the Company as guarantor ("Defendants"), for the recovery of credit facilities amounting to RM3.0 million. The Defendants have filed a Notice of Appeal against the Order dated 31 July 2001, wherein the appeal, which was fixed for hearing on 9 November 2001, and after two adjournments, the hearing is now fixed on 3 March 2003. Following this the Application for Stay of Execution which was filed by the Defendants was originally fixed for hearing on 6 February 2002 and after several postponements the hearing was held on 23 May 2002. On the aforesaid hearing date, an Order for Stay of Execution pending the disposal of the Appeal has been obtained. Plaintiff has filed a Notice of Appeal to the judge in Chambers to the Order for Stay of Execution, wherein a hearing date has not been fixed.

B12 **Dividend**

No dividends has been paid, proposed or declared during the current period under review.

B13 **Earnings Per Share**

	CURRENT YEAR QUARTER 30/9/2002 RM'000	**CURRENT YEAR ENDED 30/9/2002 RM'000**
Basic		
Net Loss attributable to ordinary shareholders	(28,194)	(100,980)
No. of shares issued & fully paid ('000)	1,150,910	1,150,910
Basic EPS (Sen)	**(2.45)**	**(8.77)**

By the Order Of The Board
MBf HOLDINGS BERHAD

Yap Boon Teck
Company Secretary

Date : 26 November 2002

MBf HOLDINGS BERHAD

APPENDIX I

SEGMENTAL ANALYSIS FOR THE CURRENT FINANCIAL YEAR TO DATE 30 SEPTEMBER 2002
(UNAUDITED)

ANALYSIS BY ACTIVITY	Card & Payment Services RM'000	Trading & Manufacturing RM'000	Property & Hospitality RM'000	Plantation RM'000	Financial services RM'000	Others RM'000	Consolidated RM'000
REVENUE AND EXPENSES							
Revenue							
External sales	90,553	357,538	10,929	66,669	10,222	10,017	545,928
Inter-segment sales	-	-	-	-	-	-	-
Total revenue	90,553	357,538	10,929	66,669	10,222	10,017	545,928
Result							
Segment results	29,394	5,968	(38,585)	9,179	4,335	(2,884)	7,407
Unallocated corporate expenses							(354)
Profit from operations							7,053
Finance cost, net							(87,734)
Share of results of associated companies	-	74	475	-	5	59	613
Taxation							(11,088)
Profit after taxation							(91,156)
ASSETS AND LIABILITIES							
Segment assets	222,172	211,019	419,220	53,624	57,334	199,315	1,162,684
Investment in equity method of associates	-	1,981	-		-	187	2,168
Unallocated corporate assets							-
Consolidated total assets							1,164,852
Segment liabilities	84,045	223,322	470,290	12,578	34,821	1,586,120	2,411,176
Unallocated corporate liabilities							513
Consolidated total liabilities							2,411,689
OTHER INFORMATION							
Capital expenditure	3,013	3,263	38,940	1,297	-	969	47,482
Depreciation	5,775	4,931	1,905	1,178	187	1,448	15,424

ANALYSIS BY GEOGRAPHICAL	Malaysia RM'000	Other ASEAN Countries RM'000	Hong Kong and China RM'000	Australia and South Pacific Islands RM'000	nited States of America RM'000	Consolidated RM'000
Total revenue from external customers	131,717	1,069	40	412,989	113	545,928
Segment assets	623,325	10,941	81,545	332,594	114,279	1,162,684
Capital expenditure	3,857	133	-	43,492	-	47,482

Form Version 2.0

General Announcement

Reference No **MH-020705-39885**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **MBf Holdings Berhad**
*	Stock name	: **MBFHLDG**
*	Stock code	: **1236**
*	Contact person	: **Yap Boon Teck**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

EXECUTION OF HEADS OF AGREEMENT / SHARE SALE AGREEMENT AND DEED OF RELEASE AND WAIVER WITH AUTOMOBILES PEUGEOT

* **Contents :-**

The Board of Directors of MBf Holdings Berhad (MBfH) wish to inform the Exchange that for the purpose of deriving at an amicable solution to the dispute which had arisen out of the termination of a contractual relationship as an exclusive dealer of Peugeot automobiles in Malaysia, MBf-Peugeot Sdn Bhd (MBfP), a 61.63% subsidiary of MBfH has entered into a Heads of Agreement with Automobiles Peugeot (AP), France, agreeing to the various undertakings and amongst others shall include the following :-

- AP agrees to pay MBfP as a lump sum indemnity, by way of final settlement, the sum of RM1,980,880 as compensation for the loss suffered by MBfP on account of the termination of its contractual relations with AP;
- AP agrees to pay MBfP the sum of RM1,682,644 for the release of the 406 CKD jigs and tools;
- AP shall transfer all its shares in MBfP at a total price of RM1.00 and its representative to resign from all its duties within MBfP or any company within the MBfH, particularly its seat on the Board of Directors;

That arising from the above, MBfH has entered into a Share Sale Agreement with Automobiles Peugeot (AP), France to purchase the entire 10.7% equity interest comprising 1,863,000 ordinary shares of RM1.00 each in MBfP for a cash consideration of RM1.00, thereby increasing its shareholding stake to 72.33% in MBfP;

MBfH has also entered into a Deed of Release And Waiver with all other shareholders of MBfP including MBfP to agree, amongst others, to waive all pre-emption rights (as applicable) under the Joint-Venture Agreement dated 7 september 1990 (JVA) and Articles of Association of MBfP to permit the transfer

of AP's shares and to terminate the JVA with respect to AP and all related arrangements following such termination.

Rationale for the Transactions

The Directors view that the transaction involving the termination of the exclusive distributorship of Peugeot vehicles through MBfP in Malaysia is in the best interest of the Group as the Group is continously rationalising and consolidating its businesses to focus on its core business of credit card issuance, overseas trading and property development.

Utilisation of Proceeds from the Transactions

The proposed utilisation of the proceeds in respect of the transactions will be used as working capital for MBfP.

Financial Effect of the Transactions

The transactions are not expected to have any material effects on the earnings and net tangible assets of MBfH Group for the current financial year ending 31 December 2002. However, there will be a gain of RM2,926,831 arising from the payments from AP in respect of the indemnity and 406 CKD jigs and tools.

The date investment in MBfP by MBfH was on 30 July 1991 and the total cost of investment amounted to RM10,716,850. However, full provision has been made for dimunition in the value of investment in MBfP.

Approvals Required

The transactions are not subject to approval of shareholders of MBfH and the relevant government authorities.

Directors' And Substantial Shareholders' Interest

None of the Directors, substantial shareholders and/or person connected to the Directors and/or substantial shareholders, has any interest, direct or indirect in the Transaction.

Directors' Recomendation

The Directors of MBfH, having considered all aspects of the Transactions, are of the opinion that the Transactions are in the best interests of the Company and the terms and conditions are fair and reasonable.

Documents for Inspection

The Heads of Agreement, Share Sale Agreement and the Deed of Release And Waiver may be inspected at the registered office of MBfH at Block B1, Level 9, Pusat Dagang Setia Jaya (Leisure Commerce Square), No. 9 Jalan PJS8/9, 46150 Petaling Jaya, Selangor Darul Ehsan, within fourteen (14) days from the date of this annoucement pertaining to the Transactions.

Yours faithfully
For and on behalf of
MBf Holdings Berhad

Yap Boon Teck
Company Secretary

Dated : 19 December 2002

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: